      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 9, 1997

                                                      REGISTRATION NO. 333-27789
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

              EXCELSIOR-HENDERSON MOTORCYCLE MANUFACTURING COMPANY
             (Exact name of Registrant as specified in its charter)

          MINNESOTA                          3751                  41-1771946
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                            607 WEST TRAVELERS TRAIL
                          BURNSVILLE, MINNESOTA 55337
                                 (612) 894-9229
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                           --------------------------

                   DANIEL L. HANLON                                          DAVID P. HANLON
       CO-FOUNDER AND CO-CHIEF EXECUTIVE OFFICER                CO-FOUNDER AND CO-CHIEF EXECUTIVE OFFICER

              EXCELSIOR-HENDERSON MOTORCYCLE MANUFACTURING COMPANY
                            607 WEST TRAVELERS TRAIL
                          BURNSVILLE, MINNESOTA 55337
                                 (612) 894-9229
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

            GALE R. MELLUM                          JONATHAN B. ABRAM
         Faegre & Benson LLP                       Dorsey & Whitney LLP
         2200 Norwest Center                  20th Floor, Pillsbury Building
       90 South Seventh Street                    220 South Sixth Street
     Minneapolis, Minnesota 55402              Minneapolis, Minnesota 55402

                           --------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JULY 9, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                                4,000,000 SHARES

    [EXCELSIOR-HENDERSON LOGO SUPERIMPOSED OVER A PICTURE OF THE EXCELSIOR-
                  HENDERSON SUPER X MOTORCYCLE AT THE BEACH.]

                                  COMMON STOCK


    All of the shares of Common Stock offered hereby are being sold by Excelsior-Henderson Motorcycle Manufacturing Company (the "Company"). The Company is not related to Excelsior Supply Company, which ceased business in 1931, see "Prospectus Summary--The Company." Prior to this offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for the factors considered in determining the initial public offering price. It is currently estimated that the initial public offering price for the Common Stock will be between $7.00 and $8.00 per share. The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "BIGX."

                            ------------------------

   AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                       UNDERWRITING DISCOUNTS
                                  PRICE TO PUBLIC        AND COMMISSIONS(1)    PROCEEDS TO COMPANY(2)
Per Share....................            $                       $                       $
Total(3).....................            $                       $                       $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting offering expenses payable by the Company estimated at $321,500.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $        , $        and $        , respectively. See "Underwriting."

    The shares of Common Stock are offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by them, and are subject to the right of the Underwriters to withdraw, cancel, or modify such offer and to reject any order in whole or in part. It is expected that delivery of the shares
of Common Stock will be made on or about            , 1997.

                            ------------------------

 JOHN G. KINNARD AND COMPANY,    MILLER, JOHNSON & KUEHN,
         INCORPORATED                  INCORPORATED

                THE DATE OF THIS PROSPECTUS IS            , 1997

                        **[First Page Gatefold-Front]**

1.  Picture of tatoo of Super X logo on arm.
    Top Caption: Reborn To Be Wild
    Bottom Caption: Your next tattoo.

                        **[Second Page Gatefold-Front]**

Top Caption: Excelsior-Henderson Comes Roaring Back.

1. Photograph of crowd at 1996 Sturgis Motorcycle Rally and Races viewing Super X prototypes. Close-up photograph of motorcyclist at Sturgis looking at the Super X.
    Caption: Motorcyclists at the 1996 Sturgis Rally and Races crowd in to experience the unveiling of the new Super X Prototype.

2. Photograph of groundbreaking ceremony for the Company's manufacturing and administrative facility.
    Caption: In April of 1997, Excelsior-Henderson broke ground on their factory and headquarters site in Belle Plaine, Minnesota.

3.  Super X motorcycle (covers both second and third page gatefold).
    Caption: The new Excelsior-Henderson Super X will be powered by a large displacement 1386cc X-twin engine designed for classic American cruising.

                        **[Third Page Gatefold-Front]**

1.  Photograph of Excelsior-Henderson motorcycle parade at 1997 Daytona Bike
    Week.
    Caption: The Company demonstrated running prototypes in the First Annual Excelsior-Henderson Parade at the 1997 Daytona Bike Week.

2.  Photograph of David Hanlon riding Super X prototype.
    Caption: The Super X prototype continues to undergo testing on the open road.

3.  Drawing of Company's manufacturing and administrative facility.
    Caption: The company intends to manufacture its motorcycles in a 160,000 sq. ft. manufacturing and administrative facility. The company anticipates relocating its operations to the facility during late 1997.

    No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                            ------------------------

    Until            , 1997 (25 days after the date of this Prospectus), all
dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                            PAGE
                                                                                            -----
Prospectus Summary.....................................................................           3
Forward-Looking Statements.............................................................           4
Risk Factors...........................................................................           6
Use of Proceeds........................................................................          12
Dividend Policy........................................................................          12
Dilution...............................................................................          13
Capitalization.........................................................................          14
Selected Financial Data................................................................          15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations............................................................          16
Business...............................................................................          19
Management.............................................................................          27
Principal Shareholders.................................................................          32
Certain Transactions...................................................................          32
Description of Capital Stock...........................................................          33
Shares Eligible for Future Sale........................................................          35
Underwriting...........................................................................          36
Legal Matters..........................................................................          37
Experts................................................................................          38
Available Information..................................................................          38
Index to Financial Statements..........................................................         F-1

                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING BIDS, THE IMPOSITION OF PENALTY BIDS, THE PURCHASE OF SECURITIES TO COVER SYNDICATE SHORT POSITIONS AND OVERALLOTMENTS IN CONNECTION WITH THE OFFERING. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                            ------------------------

      THE FOLLOWING TRADEMARKS OF THE COMPANY ARE USED IN THIS PROSPECTUS:
              EXCELSIOR-HENDERSON-TM-, SUPER X-TM- AND X-TWIN-TM-.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS (I) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION, (II) REFLECTS A 2-FOR-3 REVERSE STOCK SPLIT EFFECTED ON MAY 22, 1997 AND (III) ASSUMES PRO FORMA ISSUANCE OF 3,066,527 SHARES OF COMMON STOCK UPON THE CONVERSION OF THE OUTSTANDING SHARES OF THE COMPANY'S SERIES A CONVERTIBLE PREFERRED STOCK (THE "PREFERRED STOCK"), WHICH UNDER THE TERMS OF THE PREFERRED STOCK, WILL OCCUR AUTOMATICALLY UPON THE CLOSING OF THIS OFFERING. SEE "DESCRIPTION OF CAPITAL STOCK."

    FORWARD-LOOKING STATEMENTS ARE MARKED BY AN ASTERISK (*) AND ARE INTENDED TO BE COVERED BY CERTAIN SAFE HARBOR PROVISIONS OF THE FEDERAL SECURITIES LAWS, SEE "FORWARD-LOOKING STATEMENTS."

                                  THE COMPANY


    Excelsior-Henderson Motorcycle Manufacturing Company (the "Company"), a development stage company, plans to manufacture, market and sell premium heavyweight cruiser and touring motorcycles with a brand that evokes an authentic American motorcycling heritage and lifestyle.* The Company's motorcycles will feature current technology but will reflect distinctive designs, styling and names reminiscent of the motorcycles produced in the early part of this century by Excelsior Supply Company ("Excelsior Supply") under the brand names Excelsior and Henderson. Excelsior Supply ceased business in 1931. The Company is a new company incorporated in 1993 and is not related to the former Excelsior Supply, except that the Company believes it has secured certain trademarks previously used by the former Excelsior Supply. During the early 1900s, Excelsior Supply was one of the "Big Three" motorcycle manufacturers, along with Harley-Davidson and Indian. The motorcycles manufactured by Excelsior Supply were considered to be among the best motorcycles of their time, set many performance records and were among the originators of the classic American heavyweight cruiser motorcycle design. The Company intends to commence mass production of its initial motorcycle, a heavyweight cruiser named the Excelsior-Henderson Super X (the "Super X"), in late 1998.*


    The Company's strategy is to market a brand that is based on the authentic American motorcycling heritage of Excelsior Supply and to manufacture products that represent a distinct alternative to the products of Harley-Davidson. To create a strong brand identity for its motorcycles and related products and to establish the authenticity of the Company's brand, the Company intends to foster among consumers and dealers a culture and lifestyle that are reminiscent of the classic American motorcycling heritage.* Such heritage refers to the "soul" of the traditional American motorcycling experience, fostered by motorcycle events, motorcyclists and media, which associates riding motorcycles with individuality and freedom. Owner customization of motorcycles is also an important part of this heritage, and the Company intends to design its motorcycles and to make custom parts and accessories available to facilitate customization.* In addition, the Company intends to sponsor and promote a motorcycle owners' group, rallies and a magazine for owners and enthusiasts.*

    The Company plans to manufacture and market only heavyweight cruiser and touring motorcycles. Heavyweight motorcycles are defined as motorcycles with an engine displacement of 651cc or greater and represent approximately half of retail motorcycle unit sales in the overall U.S. market. The market segment of cruiser and touring models comprise approximately 80% of retail unit sales in the U.S. heavyweight motorcycle market. Based on information in Harley-Davidson's public reports, in 1996 U.S. registrations of new heavyweight motorcycles increased by approximately 9.6% (to 165,700 units) over 1995 registrations, and U.S. registrations of new heavyweight motorcycles have increased by 59% from 1992 through 1996. In 1996, Harley-Davidson reported a 48% market share of new U.S. heavyweight motorcycle registrations. Trade publications and dealers have reported that there are substantial waiting lists at the dealers for certain models of Harley-Davidson's motorcycles.

    The Super X is a new motorcycle featuring modern engineering and performance whose design is inspired by the classic American heavyweight styling features of the motorcycles produced by Excelsior

Supply and Henderson, including a large displacement "X-twin" engine, a sleekly styled, teardrop shaped fuel tank, full valanced fenders, a curved front frame that follows the contour of the front fender, a low slung seat in which a rider will sit into the bike, a leading link front suspension with fork tubes that pass through the front fender, a tank-mounted instrument panel, wide profile tires and modern, high gloss, single and two-tone paint finishes. The Super X design incorporates a proprietary long-stroke engine designed to produce a distinctive sound, as well as a proprietary transmission and electronic fuel injection system and computer controlled-engine management system. The Company has developed several generations of prototypes of the Super X and first unveiled a running prototype at the Sturgis Motorcycle Rally in Sturgis, South Dakota in August 1996.

    The Company is building its nationwide dealer network and plans to have dealers in the major population centers and in the major motorcycling markets.* The Company will also have dealers along the major motorcycle traveling routes, providing a nationwide network of dealers to serve the Company's customers.* The Company has identified a dealer profile for the dealers it believes will be successful in selling its products and is currently soliciting dealers in the key areas who meet this profile. The Company began signing agreements with its initial dealers in the second quarter of 1997. Prior to production, the Company expects to select 80 to 100 dealers from the over 3,000 authorized dealers of new motorcycles in the United States, and will then add dealers as its production increases.*

    The Company intends to manufacture its motorcycles in a 160,000 square foot manufacturing and administrative facility under construction in Belle Plaine, Minnesota.* The Company has signed a Construction Agreement and a Lease Agreement with a real estate development company, which has commenced construction of the facility. The facility has been designed to have a production capacity of up to 20,000 motorcycles per year, prior to any facility expansion. The Company anticipates relocating its operations to the facility during late 1997.*

    The Company, which was incorporated in Minnesota in December 1993 under the name "Hanlon Manufacturing Company," changed its name to Excelsior-Henderson Motorcycle Manufacturing Company in March 1996. The Company currently is located at 607 West Travelers Trail, Burnsville, Minnesota 55337. Its telephone number is (612) 894-9229.

                           FORWARD-LOOKING STATEMENTS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SAFE HARBOR PROVISIONS OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. CERTAIN OF THESE FORWARD-LOOKING STATEMENTS ARE INDICATED BY AN ASTERISK WITHIN THIS PROSPECTUS. PROSPECTIVE INVESTORS ARE CAUTIONED THAT FORWARD-LOOKING STATEMENTS ARE ONLY PREDICTIONS OR STATEMENTS OF INTENTION SUBJECT TO RISKS AND UNCERTAINTIES AND THAT ACTUAL EVENTS OR RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED. BECAUSE ACTUAL RESULTS MAY DIFFER, PROSPECTIVE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THIS PROSPECTUS, INCLUDING THE RISKS, UNCERTAINTIES AND OTHER MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" AND THE MATTERS SET FORTH UNDER THE CAPTIONS "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION" AND "BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

                                  THE OFFERING

Common Stock offered by the
  Company..................... 4,000,000 shares

Common Stock to be outstanding
  after the offering.......... 12,944,758 shares(1)

Use of Proceeds............... Proceeds will be used primarily for funding research and development costs (including pre-production manufacturing and completion of the design, engineering and testing of the Super X); sales and marketing costs (including increased marketing activity prior to the commercial introduction of the
                              Super X and dealer network development); capital expenditures (including completing and equipping the manufacturing and administrative facility, acquiring tooling and motorcycle components and supplies); and general and administrative costs. See "Use of Proceeds."

Nasdaq National Market
  Symbol...................... BIGX

------------------------


(1) Does not include 1,003,481 shares of Common Stock that are issuable upon the exercise of outstanding options and warrants exercisable at $.90 to $4.50 per share as of the date of this Prospectus. See "Management--Executive Compensation" and "Description of Capital Stock-- Options and Warrants."


                             SUMMARY FINANCIAL DATA

                                                                CUMULATIVE FOR                           CUMULATIVE FOR
                                                                  THE PERIOD                               THE PERIOD
                                                                FROM INCEPTION                           FROM INCEPTION
                                                                (DECEMBER 22,     THREE MONTHS ENDED     (DECEMBER 22,
                               YEAR ENDED DECEMBER 31,             1993) TO            MARCH 31,            1993) TO
                        --------------------------------------   DECEMBER 31,   -----------------------    MARCH 31,
                           1994         1995          1996         1996(1)         1996        1997         1997(1)
                        ----------  ------------  ------------  --------------  ----------  -----------  --------------
STATEMENT OF
  OPERATIONS DATA:
  Total preoperating
    expenses..........  $  383,845  $  1,270,112  $  2,681,669   $  4,336,801   $  502,905  $ 1,078,554   $  5,415,355
  Interest income
    (expense), net....      (5,346)       36,221       170,138        201,013       17,774       88,794        289,807
                        ----------  ------------  ------------  --------------  ----------  -----------  --------------
  Net loss............  $ (389,191) $ (1,233,891) $ (2,511,531)  $ (4,135,788)  $ (485,131) $  (989,760)  $ (5,125,548)
                        ----------  ------------  ------------  --------------  ----------  -----------  --------------
                        ----------  ------------  ------------  --------------  ----------  -----------  --------------
  Net loss per common
    and common
    equivalent share
    (pro forma)(2)....  $     (.07) $       (.18) $       (.31)  $       (.65)  $     (.06) $      (.11)  $       (.77)
  Weighted average
    common and common
    equivalent shares
    outstanding (pro
    forma)(2).........   5,329,678     6,774,031     8,174,856      6,409,967    7,643,006    9,203,700      6,698,055

                                                                                                             MARCH 31, 1997
                                                                                                       ---------------------------
                                                                                                         ACTUAL     AS ADJUSTED(3)
                                                                                                       -----------  --------------
BALANCE SHEET DATA:
  Working capital....................................................................................  $ 7,932,590   $ 35,511,090
  Total assets.......................................................................................    9,024,919     36,603,419
  Total stockholders' equity.........................................................................    8,656,567     36,235,067

------------------------------

(1) The Company was incorporated and began operations on December 22, 1993.

(2) See Note 2 to Financial Statements for an explanation of the determination of weighted average common and common equivalent shares outstanding.

(3) Adjusted to reflect the sale of the shares offered hereby and application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    AN INVESTMENT IN THE SHARES BEING OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. IN ADDITION, THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SAFE HARBOR PROVISIONS OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS CONCERNING THE COMPANY AND ITS BUSINESS, BEFORE PURCHASING THE SHARES OFFERED HEREBY. FORWARD-LOOKING STATEMENTS ARE MARKED BY AN ASTERISK (*), SEE "FORWARD-LOOKING STATEMENTS."

LACK OF SALES; EXPECTATION OF LOSSES

    The Company has not had sales to date and does not anticipate motorcycle sales until late 1998.* As of March 31, 1997, the Company had an accumulated deficit of $5.1 million. The Company expects operating losses to increase as its product development, marketing and sales, manufacturing and administrative functions expand prior to and during the initial stage of motorcycle sales.* There can be no assurance that the Company will generate motorcycle sales or become profitable.

INDEPENDENT PUBLIC ACCOUNTANT'S UNCERTAINTY REGARDING GOING CONCERN OF THE
  COMPANY

    The report of the independent public accountants on the Company's Financial Statements for the years ended December 31, 1994, 1995 and 1996 and cumulative for the period from inception (December 22, 1993) to December 31, 1996 includes an explanatory paragraph relating to the uncertainty of the Company's ability to continue as a going concern. The Company is subject to all of the risks inherent in the establishment of a new business enterprise, including the absence of any material operating history. The Company has sustained operating losses since inception and currently requires substantial financing for motorcycle development, acquisition and equipping of manufacturing facilities, and development of a dealer network and raising consumer awareness. Even if the Company is successful in completing the above activities, significant revenues might not be realized. The aforementioned factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue motorcycle development and to operate as a going concern is contingent upon obtaining additional financing that might not be available to it. See "Financing Risk; Possible Need for Additional Financing" and Financial Statements and the Notes thereto.

MARKET ACCEPTANCE

    The Company's success depends upon market acceptance of its brand of products. Market acceptance depends upon the ability of the Company to establish its intended brand image and a reputation for high quality and to differentiate its brand of products from its competitors. There can be no assurance that the Company's products will be perceived as being of high quality and differentiated from such other products, or that the Company will be successful in establishing its intended brand image. See "Business--Products" and "Business--Industry and Market."

COMPETITION

    The Company will operate in a highly competitive environment and compete against established motorcycle manufacturers such as Harley-Davidson, BMW, Ducati, Honda, Kawasaki, Moto-Guzzi, Suzuki, Triumph and Yamaha. Harley-Davidson, which is expected to be the Company's primary competitor in the U.S. market, has stated in its public reports that it had a 48% share of the U.S. market for new heavyweight motorcycle registrations in 1996 and that it will double its 1995 production capacity by the year 2003. The Company also expects that other manufacturers will attempt to enter the industry, including Polaris Industries Inc., a manufacturer of snowmobiles, personal watercraft and all-terrain vehicles, which announced that it would begin manufacturing a cruiser motorcycle to be available in limited quantities in spring 1998. Also, the Company is aware of several attempts to revive the "Indian" motorcycle. The Company's established competitors have greater resources than the Company. Finally, a number of small companies build motorcycles from non-proprietary parts. No assurance can be given that the Company will be able to compete effectively. See "Business--Industry and Market" and "Business-- Competition."

MANUFACTURING RISK; NO MANUFACTURING HISTORY

    Production of the Super X and any additional motorcycles the Company may produce is dependent upon completing the construction of the Company's manufacturing facility, establishing a motorcycle production line, engaging reliable suppliers to manufacture components for the Company's products, hiring additional engineering and manufacturing personnel and completing the design of the Super X for mass production. Factors that may affect the successful completion of such items include delays in the construction of the Company's manufacturing and administrative facility, problems in establishing the motorcycle production line, the inability of the Company to locate competent suppliers or obtain adequate quantities of components and supplies at reasonable costs, the inability of the Company to hire additional qualified personnel and the inability of the Company's engineering and manufacturing staff to design, engineer and produce the Super X. In addition, for the Company to be successful, its products must be manufactured to meet high quality standards in production volumes. Although the Company has produced prototypes of the Super X, it has never attempted to manufacture motorcycles in large quantities. The transition to mass production will involve various risks and uncertainties that may not be apparent at this time and there can be no assurance that the Company will be able to successfully react to unanticipated difficulties. See "Business--Manufacturing".

FINANCING RISK; POSSIBLE NEED FOR ADDITIONAL FINANCING

    The Company is dependent upon obtaining substantial amounts of financing from a number of sources, including those discussed below, to fund its operations and capital expenditures. There can be no assurance that the Company will be able to obtain such financing or that such financing, if obtained, will be on terms acceptable to its shareholders. Significant additional dilution may be incurred by investors in this offering as a result of additional equity financing. New investors may seek and obtain significantly better terms than those granted to present investors. Any need for such additional financing could delay production of the Super X.

    Based upon its current estimates, the Company believes that the proceeds of this offering, together with equipment financing from the State of Minnesota of approximately $7.0 million and available cash resources, will be sufficient to fund the pre-production operations of the Company and the capital expenditures necessary to start production of the Super X.* The Company may require additional fixed asset and working capital financing prior to commencement of production.* If the Company's estimates of the amount of financing needed to commence production of the Super X are incorrect due to unanticipated additional costs of constructing and equipping the Company's manufacturing facility, unanticipated problems in the development of the Super X for production, increased labor costs, increased costs of motorcycle parts and raw materials, increased marketing and dealer network development expenses, increased rates of consumption of available cash resources, the unavailability of commercial fixed asset and working capital financing, or other unanticipated events, then the Company may need additional equity or debt financing in excess of the proceeds of this offering prior to or shortly after commencement of production of the Super X.

    Although the relevant approvals by the State of Minnesota to loan the Company $7.0 million for equipment financing have been obtained, such loan depends on the successful marketing and sale of bonds to fund the loan. The State of Minnesota has not yet offered the bonds for sale and there can be no assurance that such bonds will ever be sold or that the Company will receive any equipment financing from the State of Minnesota.

    Upon commencement of production, the Company will need to obtain substantial amounts of fixed asset and working capital financing to fund its operations.* The Company has not sought, and does not expect to seek, any commitments for fixed asset or working capital financing until the Company approaches the commencement of production. The availability and terms of any such fixed asset or working capital financing will depend on a number of credit market factors, including interest rates, liquidity and lending regulations, as well as the business prospects and financial condition of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DEPENDENCE ON SUPPLIERS

    The Company will rely on outside vendors to supply most of the proprietary and non-proprietary components that will be used to manufacture its motorcycle products. For certain of the components the Company intends to rely on single sources of supply. Such reliance involves a number of significant risks, including the unavailability of or interruptions in delivery of such components, manufacturing delays caused by such unavailability or interruptions and fluctuations in the quality and price of such components. Any significant adverse variation in the quantity, quality or cost of such components manufactured by outside vendors, especially single-source vendors, could materially and adversely affect the Company's results of operations. See "Business--Manufacturing."

    The Company anticipates that it will purchase certain of its components from foreign vendors. In addition to the risks of dependence on suppliers described above, the risks of dependence on foreign suppliers include currency fluctuations affecting the value of goods purchased, trade restrictions, changes in tariffs and difficulty of enforcing supply arrangements.

DISTRIBUTION NETWORK; ABILITY TO SUPPORT DEALERS

    The Company has not had a dealer network to date. Prior to production, the Company will need to attract successful dealers to sell its brand of products. There can be no assurance that the Company will be able to attract the number of dealers the Company may need or that such dealers will be successful in selling its brand of products. See "Business--Distribution."

    In addition, the Company will be required to support its dealers through, among other things, making floor plan financing available through third parties, continuing education about the Company's brand of products, supplying parts and accessories, and training repair personnel. The Company does not have any history in such dealer support and there can be no assurance that the Company will be able to successfully support its dealer network. If the Company is unable to provide such support, the Company may lose dealers and, consequently, distribution of its products would be adversely affected.

DISCRETIONARY PRODUCT

    Purchases of motorcycles, such as the premium heavyweight motorcycles that the Company plans to produce, are discretionary for consumers. The success of the Company will be influenced by a number of economic factors affecting discretionary consumer income, such as employment levels, business conditions, interest rates and taxation rates, which are beyond the Company's control. Adverse economic changes affecting these factors may restrict consumer spending and thereby adversely affect the Company's growth and profitability.

SINGLE PRODUCT

    Until the Company commences the manufacturing of other motorcycles, the Company's success will depend entirely on the success of a single product, the Super X. If the Super X is not accepted by its intended market, the future operations of the Company would be materially adversely affected.

RISK OF DEFECTS

    The Company's products may encounter unanticipated defects. Such defects could give rise to recalls of the Company's products and adversely affect their market appeal. Such recalls or other defects would be costly to the Company and could have a material adverse effect on the Company's brand, future financial condition, and subsequent results of operations.

PRODUCT LIABILITY RISK

    Given the nature of the Company's products, the Company expects that it will be subject to potential product liability claims that could, in the absence of sufficient insurance coverage, have a material adverse impact on the Company. Although the Company intends to obtain adequate insurance coverage prior to commencing mass production, there can be no assurance that the Company will be able to secure or maintain adequate liability insurance to cover all product liability claims. Particularly as a new market entrant, any large product liability suits occurring early in the Company's operations may significantly adversely affect the Company's ability to market its motorcycle products.

DEPENDENCE UPON KEY PERSONNEL; MANAGEMENT OF GROWTH

    The success of the Company is materially dependent upon the services and efforts of its Co-Founders, Daniel and David Hanlon, and other members of its executive management team. In addition, as a development stage company, the Company has had in the past and expects in the future to have management turnover as the Company develops its management team. The unavailability or loss of the services of any of these individuals could adversely affect the Company's success. The Company is still in the process of filling key management roles. The Company does not have any employment or non-competition agreements with any members of its executive management team but has entered into confidentiality and non-solicitation agreements with such persons. While the Company maintains life insurance on its Co-Founders, it does not maintain life insurance on any other member of its executive management team. See "Management--Confidentiality Agreements; Life Insurance."

    As the Company moves closer to mass production of the Super X, there will be increasing demands on the Company's management, operational and financial resources. Successful management of growth will require the Company to constantly improve its management abilities and production processes and there can be no assurance that the Company will be able to manage the expected level of growth effectively. In addition, mass production of the Super X will depend on the ability of the Company to hire additional qualified personnel and the ability of the Company's management to integrate such persons into the Company. Competition is intense for highly skilled workers, and there can be no assurance that the Company will be successful in attracting, training and retaining such personnel.

TRADEMARK STATUS

    The Company believes that it has the exclusive right to use the trademarks "Excelsior-Henderson," "Super X" and "X-twin," among others, and certain related word and design trademarks in the United States and in certain foreign countries in connection with the manufacture or sale of motorcycles. Given the Company's actual and intended use of these trademarks to enhance the Company's brand name and marketing appeal of its motorcycles, a successful challenge to its use of certain of these trademarks in connection with motorcycles and ancillary products would adversely affect the Company's business. Although the Company intends to vigorously defend its intellectual property rights, if necessary, such litigation could be costly and consume resources of the Company, which could adversely affect operating results. See "Business--Intellectual Property Rights."

REGULATORY APPROVAL RISKS

    The Company will be required to obtain approvals and make certifications regarding compliance with federal, state and local regulations regarding the noise, emissions and safety characteristics of its motorcycles. In addition, the Company's manufacturing facility will be required to comply with environmental and safety standards. The potential delays and costs that could result from obtaining such regulatory approvals and complying with, or failing to comply with, such regulations could result in a delay in motorcycle production and adversely affect operating results. See "Business--Government Regulation."

CONTROL BY CO-FOUNDERS AND EXISTING MANAGEMENT

    Co-Founders Daniel Hanlon and David Hanlon together beneficially own 3,260,000 shares of Common Stock of the Company. In addition, the directors and other executive officers of the Company own an additional 520,575 shares of Common Stock (including options which vest within 60 days of the date of this Prospectus). Following this offering, the Co-Founders, and other directors and executive officers will in the aggregate control 29.1% of the voting power of the Company (assuming the exercise of options). As a result, such persons will be able to greatly influence the outcome of shareholder votes, including votes concerning the election of directors and changes in control. See "Principal Shareholders."

CO-CHIEF EXECUTIVE OFFICERS

    The Company's Co-Founders also serve as the Co-Chief Executive Officers and Co-Chairmen of the Board of the Company. In the event of a deadlock in decision making between the Co-Founders that could materially impact the Company's operations, the Company's Board of Directors would resolve the issue by a majority vote.

SHARES ELIGIBLE FOR FUTURE SALE


    As of the date of this Prospectus, the Company has outstanding 8,944,758 shares of Common Stock (including the 3,066,527 shares of Common Stock issuable upon the conversion of the Company's Preferred Stock), which does not include:
(i) the shares offered hereby or (ii) 1,003,481 shares of Common Stock that are issuable upon the exercise of outstanding options and warrants. See "Dilution" and "Description of Capital Stock."


    Sales of substantial amounts of the Company's Common Stock could adversely affect prevailing market prices of the Company's Common Stock and could impair the Company's ability to raise additional capital. Substantially all of the shares of Common Stock currently outstanding are freely tradeable under Rule 144 of the Securities Act ("Rule 144"), or under other exemptions. Of the shares of Common Stock currently outstanding, approximately 587,400 shares are not subject to the lock-up agreements described below. Of these shares, approximately 221,900 shares are currently eligible for sale without restriction pursuant to Rule 144(k) and approximately 365,500 shares are currently eligible for sale subject to the volume, manner of sale and notice restrictions of Rule 144. Approximately 8,357,400 shares of the Common Stock currently outstanding and to be issued upon conversion of the Preferred Stock are subject to lock-up agreements of varying periods; accordingly, none of these shares will be eligible for sale until the expiration of the lock-up agreements. Approximately 1,690,300 of these shares will be eligible for sale 90 days after the closing of this offering (approximately 56,400 of which will be subject to the requirements of Rule 144 described above); approximately 3,507,100 of these shares will be eligible for sale 180 days after the closing of this offering (approximately 440,600 of which will be subject to the requirements of Rule 144 described above and 3,066,527 of which represents the shares of Common Stock issuable upon conversion of the Company's Preferred Stock); and approximately 3,160,000 of these shares will become eligible for sale 365 days after the closing of this offering (all of which will be subject to the requirements of Rule 144 described above). See "Shares Eligible for Future Sale."

NO PRIOR MARKET FOR COMMON STOCK; NEGOTIATED OFFERING PRICE; POSSIBLE VOLATILITY
  OF STOCK PRICE

    Prior to this offering there has been no public market for shares of the Company's Common Stock and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price for the Common Stock will be determined by negotiations between the Company and the representatives of the Underwriters and may be greater than the market price for the Common Stock following this offering. The initial public offering price should not be considered an accurate indication of the actual value of the Company, as it bears no relationship to the Company's assets, book value, earnings, net worth or other financial criteria. The market price of the Company's Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors, such as announcements of progress towards the Company's production and marketing goals, new products introduced by the Company or its competitors, changes in financial estimates by securities analysts and other events. Moreover, the stock market has experienced extreme volatility that has often been unrelated and disproportionate to the operating performance of affected companies. Broad market fluctuations, as well as economic conditions generally and in the Company's industry specifically, may adversely affect the market price of the Company's Common Stock. There can be no assurance that the market price of the Common Stock will not decline below the initial public offering price. The Company makes no representations, express or implied, as to the value of the shares. There can be no assurance that the purchasers will be able to resell the shares at the initial public offering price or at any price. See "Underwriting."

DILUTION

    Purchasers of the shares will experience an immediate and substantial dilution of $4.71 in pro forma net tangible book value per share of Common Stock from the assumed initial public offering price of $7.50 per share. See "Dilution."

NO DIVIDENDS

    The Company does not anticipate generating cash flows from operations in the near future. If such cash flows from operations do occur, the Company presently intends to use those cash flows to finance further growth of the Company's business. Accordingly, investors should not purchase the shares with a view towards receipt of dividends.

ANTI-TAKEOVER CONSIDERATIONS

    As a Minnesota corporation, the Company is subject to certain anti-takeover provisions of the Minnesota Business Corporation Act (the "MBCA"). Certain provisions of the MBCA could have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the then prevailing market price of the Common Stock, and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. See "Description of Capital Stock--Anti-Takeover Provisions of the Minnesota Business Corporation Act; Restated Articles of Incorporation."

LIMITATION OF LIABILITY OF DIRECTORS TO SHAREHOLDERS

    The Company has included in its Bylaws a provision to indemnify its directors and officers and advance litigation expenses to the fullest extent permitted or required by Minnesota law, including circumstances in which indemnification is otherwise discretionary. Such indemnification may be available for liabilities arising in connection with this offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to such indemnification provisions, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

    The Company has adopted in its Articles of Incorporation a provision that limits the personal liability of a director for breach of the director's fiduciary duty, except under certain circumstances involving any breach of the director's duty of loyalty to the Company or its shareholders, acts or omissions not made in good faith or that involve intentional misconduct or a knowing violation of law, any unlawful acts under Sections 302A.559 or 80A.23 of the Minnesota Statutes, or any transaction from which a director derives an improper personal benefit.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of shares of Common Stock offered hereby are estimated to be approximately $27.6 million ($31.8 million, assuming the Underwriters' over-allotment option is exercised in full) assuming an initial public offering price of $7.50 per share, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company.

    The net proceeds of this offering are estimated to be used by the Company to fund the following development stage operating costs and expenses and investment in property and equipment: $9.8 million for research and development (including pre-production manufacturing and completion of the design, engineering and testing of the Super X); $2.0 million for sales and marketing (including increased marketing activity prior to the commercial introduction of the Super X and dealer network development); $13.4 million for capital expenditures (including completing and equipping the manufacturing and administrative facility and acquiring manufacturing tooling); and $2.4 million for general and administrative costs. Pending such uses, the Company intends to invest such net proceeds from this offering in short-term investment-grade, interest-bearing securities. In addition, the Company may also require additional fixed asset and working capital financing prior to commencement of production of the Super X.* Upon commencement of production, the Company will need to obtain substantial amounts of fixed asset and working capital financing.* See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

    The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain any earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

                                    DILUTION

    As of March 31, 1997, the pro forma net tangible book value of the Company was $8.5 million, or $.95 per share of Common Stock. "Pro forma net tangible book value" per share of Common Stock represents the total amount of tangible assets of the Company, less the total amount of liabilities of the Company, divided by the number of shares of Common Stock outstanding, including the issuance of 3,066,527 shares of Common Stock issuable upon conversion of the Preferred Stock. Assuming the offering was completed at March 31, 1997 at the assumed initial public offering price of $7.50 per share, and after deducting the underwriting discount and selling commissions and estimated offering expenses, the pro forma net tangible book value of the Common Stock of the Company as of March 31, 1997, would have been $36.1 million, or $2.79 per share. The increase in pro forma net tangible book value of approximately $1.84 per share of Common Stock would be due solely to the purchase of shares in this offering by investors and immediate dilution of $4.71 per share would be incurred by investors in this offering. "Dilution" is determined by subtracting net tangible book value per share after the offering from the offering price, as illustrated by the following table:

Price per share(1)............................................             $    7.50
  Pro forma net tangible book value per share at March 31,
    1997......................................................  $     .95
  Increase per share attributable to new investors............       1.84
                                                                ---------
Pro forma net tangible book value per share after this
  offering....................................................                  2.79
                                                                           ---------
Pro forma net tangible book value dilution per share to new
  investors(2)................................................             $    4.71
                                                                           ---------
                                                                           ---------

------------------------

(1) Offering price before deduction of underwriting discounts and selling commissions and estimated offering expenses. If the Underwriters' over-allotment option is exercised in full, the pro forma net tangible book value per share after this offering would be $2.97, the increase per share attributable to new investors would be $2.02, and the dilution per share to new investors would be $4.53.


(2) Does not include 1,003,481 shares of Common Stock that are issuable upon the exercise of outstanding options and warrants exercisable at $.90 to $4.50 per share. See "Management-- Executive Compensation" and "Description of Capital Stock--Options and Warrants."


    The following table summarizes, on a pro forma basis, the difference between the number of shares of Common Stock purchased from the Company by the existing shareholders and by new investors in this offering, the total consideration paid to the Company and the average price paid per share. The table assumes that no shares are purchased in this offering by existing shareholders. To the extent existing shareholders purchase in this offering, their percentage ownership, total consideration and average consideration per share will be greater than is shown.

                                                         SHARES PURCHASED          TOTAL CONSIDERATION
                                                     -------------------------  --------------------------   AVERAGE PRICE
                                                        NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                                     ------------  -----------  -------------  -----------  ---------------
Existing Common Shareholders(1)....................     5,878,231        45.4%  $   3,872,550         8.5%     $     .66
Existing Preferred Shareholders....................     3,066,527        23.7      11,500,000        25.4           3.75
New Investors......................................     4,000,000        30.9      30,000,000        66.1           7.50
                                                     ------------       -----   -------------       -----
  Total............................................    12,944,758       100.0%  $  45,372,550       100.0%
                                                     ------------       -----   -------------       -----
                                                     ------------       -----   -------------       -----

------------------------


(1) Does not include 1,003,481 shares of Common Stock that are issuable upon the exercise of outstanding options and warrants exercisable at $.90 to $4.50 per share. See "Management-- Executive Compensation" and "Description of Capital Stock--Options and Warrants."

                                 CAPITALIZATION

    The following table sets forth as of March 31, 1997 (i) the capitalization of the Company, (ii) the pro forma capitalization of the Company giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock, and (iii) such pro forma capitalization as adjusted to reflect the application of the estimated net proceeds from the sale by the Company of 4,000,000 shares of Common Stock pursuant to this offering at an assumed initial public offering price of $7.50 per share. See "Use of Proceeds." The information set forth below should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                   MARCH 31, 1997(1)
                                                                      -------------------------------------------
                                                                                                      PRO FORMA
                                                                         ACTUAL        PRO FORMA     AS ADJUSTED
                                                                      -------------  -------------  -------------
Stockholders' equity:
  Series A Convertible Preferred Stock, par value of $.01; 3,342,666 shares authorized; 3,066,527 issued and outstanding (actual);
    (none pro forma and pro forma as adjusted)......................  $      30,665  $          --  $          --
  Common Stock, par value of $.01; 16,666,666 shares authorized;
    5,878,231 issued and outstanding (actual); 8,944,758 issued and outstanding (pro forma); 12,944,758 issued and outstanding (pro
    forma as adjusted)..............................................         58,782         89,447        129,448
  Additional paid-in capital........................................     13,692,668     13,692,668     41,231,167
  Deficit accumulated during the development stage..................     (5,125,548)    (5,125,548)    (5,125,548)
                                                                      -------------  -------------  -------------
    Total stockholders' equity and capitalization...................  $   8,656,567  $   8,656,567  $  36,235,067
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

------------------------


(1) Does not include 1,003,481 shares of Common Stock that are issuable upon the exercise of outstanding options and warrants exercisable at $.90 to $4.50 per share. See "Management-- Executive Compensation" and "Description of Capital Stock--Options and Warrants."

                            SELECTED FINANCIAL DATA

    The statement of operations data for the years ended December 31, 1994, 1995 and 1996 and cumulative for the period from inception (December 22, 1993) to December 31, 1996, and the balance sheet data as of December 31, 1995 and 1996 are derived from and are qualified by reference to, and should be read in conjunction with the more detailed Financial Statements of the Company and the Notes thereto, which have been audited by Arthur Andersen LLP, independent public accountants, whose report is included elsewhere in this Prospectus, and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," which follows this section. The balance sheet data at December 31, 1994 are derived from audited financial statements not included in this Prospectus. The statement of operations data for the three months ended March 31, 1996 and 1997 and cumulative for the period from inception (December 22, 1993) to March 31, 1997, and the balance sheet data at March 31, 1997 are derived from the unaudited financial statements of the Company included elsewhere in this Prospectus, which statements reflect, in the opinion of management of the Company, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial data for such periods. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997, or for any other interim period.

                                                                 CUMULATIVE FOR
                                                                   THE PERIOD                                   CUMULATIVE FOR
                                                                 FROM INCEPTION                                   THE PERIOD
                                                                 (DECEMBER 22,                                  FROM INCEPTION
                                                                     1993)            THREE MONTHS ENDED        (DECEMBER 22,
                              YEAR ENDED DECEMBER 31,                  TO                  MARCH 31,                1993)
                      ---------------------------------------     DECEMBER 31,     -------------------------          TO
                         1994         1995           1996             1996            1996          1997        MARCH 31, 1997
                      ----------  ------------   ------------   ----------------   -----------   -----------   ----------------
STATEMENT OF
  OPERATIONS DATA:
PREOPERATING
  EXPENSES:
  Research and
    development.....  $  110,082  $    702,345   $  1,271,276       $ 2,083,703    $   252,157   $   477,108       $ 2,560,811
  Marketing.........      32,133       106,974        694,239           833,346         95,426       283,376         1,116,722
  General and
   administrative...     241,630       460,793        716,154         1,419,752        155,322       318,070         1,737,822
                      ----------  ------------   ------------   ----------------   -----------   -----------   ----------------
    Total
      preoperating
      expenses......     383,845     1,270,112      2,681,669         4,336,801        502,905     1,078,554         5,415,355
INTEREST INCOME.....          --        43,522        174,226           217,748         18,335        90,482           308,230
INTEREST EXPENSE....      (5,346)       (7,301)        (4,088)          (16,735)          (561)       (1,688)          (18,423)
                      ----------  ------------   ------------   ----------------   -----------   -----------   ----------------
Net loss............  $ (389,191) $ (1,233,891)  $ (2,511,531)      $(4,135,788)   $  (485,131)  $  (989,760)      $(5,125,548)
                      ----------  ------------   ------------   ----------------   -----------   -----------   ----------------
                      ----------  ------------   ------------   ----------------   -----------   -----------   ----------------
Net loss per common
  and common
  equivalent share
  (pro forma) (1)...  $     (.07) $       (.18)  $       (.31)      $      (.65)   $      (.06)  $      (.11)      $      (.77)
                      ----------  ------------   ------------   ----------------   -----------   -----------   ----------------
                      ----------  ------------   ------------   ----------------   -----------   -----------   ----------------
Weighted average
  common and common
  equivalent shares
  outstanding
  (pro forma) (1)...   5,329,678     6,774,031      8,174,856         6,409,967      7,643,006     9,203,700         6,698,055
                      ----------  ------------   ------------   ----------------   -----------   -----------   ----------------
                      ----------  ------------   ------------   ----------------   -----------   -----------   ----------------

                                                    DECEMBER 31,
                                          --------------------------------  MARCH 31,
                                            1994       1995        1996        1997
                                          --------  ----------  ----------  ----------
BALANCE SHEET DATA:
Working capital.........................  $188,025  $1,550,914  $9,038,639  $7,932,590
Total assets............................   373,926   1,882,588  10,023,400   9,024,919
Note payable............................    25,015      24,351      70,086      67,002
Total stockholders' equity..............   254,123   1,728,858   9,631,327   8,656,567

------------------------------

(1) See Note 2 to Financial Statements for determination of weighted average common and common equivalent shares outstanding.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The Company plans to manufacture, market and sell premium heavyweight cruiser and touring motorcycles with a brand that evokes an authentic American motorcycling heritage and lifestyle.* The Company is in the development stage and its operations are subject to all of the risks inherent in the establishment of a new business enterprise, including the risk that full-scale operations may not occur. The Company does not anticipate having motorcycle sales until late 1998.* As a result primarily of the operating expenses described below in "Results of Operations," the Company's deficit accumulated during the development stage was $5.1 million at March 31, 1997. Historic spending levels are not indicative of anticipated future spending levels because the Company is entering a period in which it will increase spending on product research and development, marketing and dealer network development, and increase staffing and other general operating expenses. For these reasons, the Company believes its expenses, losses, and deficit accumulated during the development stage will increase significantly before any material product sales are generated.

RESULTS OF OPERATIONS

    THREE MONTHS ENDED MARCH 31, 1997 AND MARCH 31, 1996

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased to $477,000 for the three months ended March 31, 1997 from $252,000 for the three months ended March 31, 1996. The increases were primarily due to increased product design and development costs, as well as the costs of building prototypes.

    MARKETING EXPENSES. Marketing expenses increased to $283,000 for the three months ended March 31, 1997 from $95,000 for the three months ended March 31, 1996. The increases were primarily due to staffing increases, increased advertising and promotion costs and expenses associated with the Company's promotional event at the 1997 Daytona Bike Week.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $318,000 for the three months ended March 31, 1997 from $155,000 for the three months ended March 31, 1996. The increases were primarily due to staffing increases and other general operating expenses.

    INTEREST INCOME. Interest income increased to $90,000 for the three months ended March 31, 1997 from $18,000 for the three months ended March 31, 1996. The increase generally reflects interest earned on increased average levels of cash, cash equivalents and short-term investments held by the Company resulting from the proceeds of the sale of the Company's Preferred Stock during 1996.

    YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased to $1.3 million in 1996 from $702,000 in 1995 and $110,000 in 1994.
The increases were primarily due to increases in expenses for product design and development, as well as expenses for developing prototypes.

    MARKETING EXPENSES. Marketing expenses increased to $694,000 in 1996 from $107,000 in 1995 and $32,000 in 1994. The increases were primarily due to staffing increases, increased advertising and promotion costs and, during 1996, expenses associated with the unveiling of the prototype Super X at the Sturgis Motorcycle Rally in Sturgis, South Dakota.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $716,000 in 1996 from $461,000 in 1995 and $242,000 in 1994. The increases were primarily due to staffing increases and other general operating expenses.

    INTEREST INCOME. Interest income increased to $174,000 in 1996 from $44,000 during 1995. The Company did not earn any interest income during 1994. The increase generally reflects interest earned on increased average levels of cash, cash equivalents and short-term investments held by the Company resulting from the proceeds of the sale of the Company's Preferred Stock during 1996 (See Note 4 of Notes to Financial Statements) and from the proceeds of the sales of Common Stock during 1994, 1995 and 1996 (See Statements of Stockholders' Equity in the Financial Statements).

NET OPERATING LOSS CARRYFORWARDS

    In accordance with Section 382 of the Internal Revenue Code of 1986, as amended, a change in equity ownership of greater than 50% of the Company within a three-year period results in an annual limitation on the Company's ability to utilize its net operating loss ("NOL") carryforwards that accrued during the tax periods prior to the change in ownership. As of December 31, 1996, the Company had an NOL carryforward of approximately $3,228,000, which begins to expire in 2011. The sale of the shares in this offering will not directly result in such limitation; however, the NOL carryforwards may become subject to such a limitation due to subsequent changes in the equity ownership of the Company.

LIQUIDITY AND CAPITAL RESOURCES

    In 1996, the Company raised approximately $10.3 million in net proceeds from the sale of the Preferred Stock. Of such proceeds, as of March 31, 1997, $1.8 million had been used to fund development stage operating costs, $500,000 had been used for investment in property and equipment and the balance remained available in cash, cash equivalents and short-term investments. As of March 31, 1997, the Company had cash, cash equivalents and short-term investments of $8.2 million and working capital of $7.9 million. Subsequent to March 31, 1997, the Company has used an additional $3.2 million as its equity contribution to its manufacturing and administrative facility. Prior to production of the Super X, the Company has planned capital expenditures of an aggregate of $10.5 million (including the $3.2 million equity contribution referred to above) to construct its new manufacturing and administrative facility and $18.0 million to equip its facility.

    On April 21, 1997, the Company signed a Construction Agreement and a Lease Agreement (the "Lease Agreement") with a real estate development company to commence construction of its approximately 160,000 square foot manufacturing and administrative facility, with an estimated cost of $10.5 million, exclusive of equipment costs. The project is being financed by the real estate development company with $2.3 million of tax increment financing bonds to be issued by the City of Belle Plaine, Minnesota, $5.75 million (including a $750,000 deposit) of mortgage-backed debt arranged by the developer and the balance of approximately $3.2 million was provided by the Company during April 1997. To finance repayment of the tax increment financing, the Company has guaranteed the underlying real estate tax payments on the property. The Company anticipates recording the transaction as a capital lease upon completion and acceptance of the facility.

    The lease for the facility has an initial term of 20 years with two additional 10-year renewal options. Rent for the first 20 years will be equal to the debt service on the $5.75 million mortgage-backed debt, using a 20 year amortization, plus a 10 percent premium (escalating during the lease term to roughly offset inflation). Rent for the 10 year renewal options is based on the greater of fair market value at the date of renewal or formula rent, as defined in the Lease Agreement. The Lease Agreement contains an option to purchase the facility at the five year anniversary for $6.25 million less any principal reduction in the $5.0 million debt (and application of the $750,000 deposit).

    In addition, the Minnesota Department of Trade and Economic Development, through the Minnesota Agriculture and Economic Development Board, has offered to loan approximately $7.0 million for equipment financing through its Small Business Development Loan Program. Although the relevant approvals for such financing have been obtained, the bonds for the financing have not yet been sold and there can be no assurance that such bonds will ever be sold. If the bonds are not sold, then the Company may need to obtain the funds anticipated from such financing from other sources.

    The Company will use the net proceeds of $27.6 million from this offering for funding research and development costs (including pre-production manufacturing and completion of the design, engineering and testing of the Super
X); sales and marketing costs (including increased marketing activity prior to the commercial introduction of the Super X and dealer network development); capital expenditures (including completing and equipping the manufacturing and administrative facility, acquiring tooling and motorcycle components and supplies); and general and administrative costs. Based upon its current estimates, the Company believes that its available cash resources, together with the proceeds to be received from this offering and the proceeds anticipated to be received from the Minnesota Department of Trade and Economic Development, will be sufficient to fund the pre-production operations of the Company and the capital expenditures necessary to start production of the Super X.* The Company may require additional fixed asset and working capital financing prior to commencement of production.* Upon commencement of production, the Company will need to obtain substantial amounts of fixed asset and working capital financing.* However, if any of the anticipated sources of funds are not available, the Company will have to look to other means of financing. In addition, if the Company's estimates of the amount of financing needed to commence production of the Super X are incorrect due to unanticipated additional costs of constructing and equipping the Company's manufacturing facility, unanticipated problems in the development of the Super X for production, increased labor costs, increased costs of motorcycle parts and raw materials, increased marketing and dealer network development expenses, increased rates of consumption of available cash resources, or other unanticipated events, then the Company may need additional equity or debt financing in excess of the proceeds of this offering prior to or shortly after commencement of production of the Super X.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

    In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), which changes the way companies calculate their earnings per share ("EPS"). SFAS 128 replaces primary EPS with basic EPS. Basic EPS is computed by dividing reported earnings by weighted average shares outstanding, excluding potentially dilutive securities. Fully diluted EPS, termed diluted EPS under SFAS 128, is also to be disclosed. The Company is required to adopt SFAS 128 for its year-end 1997 financial statements, at which time all prior year EPS data is to be restated in accordance with SFAS 128. See Note 7 to Financial Statements for the pro forma analysis of EPS data.

                                    BUSINESS

    The Company, which was organized as a Minnesota corporation in 1993, is in the development stage and plans to manufacture, market and sell premium heavyweight cruiser and touring motorcycles with a brand that evokes an authentic American motorcycling heritage and lifestyle.* The Company's motorcycle products will feature current technology but will reflect distinctive designs, styling and names reminiscent of the motorcycles produced in the early part of this century by Excelsior Supply under the brand names Excelsior and Henderson. The Company intends to commence mass production of its initial motorcycle, a heavyweight cruiser named the Excelsior-Henderson Super X, in late 1998.* The Company has developed several generations of prototypes of the Super X and first unveiled a running prototype at the Sturgis Motorcycle Rally in Sturgis, South Dakota in August 1996. The Company's 160,000 square foot manufacturing and administrative facility is under construction in Belle Plaine, Minnesota, and the Company anticipates relocating its operations to the facility during late 1997.*

    In 1993, Co-Founders Dan and Dave Hanlon developed a business plan to pursue a market opportunity they believed existed in the heavyweight motorcycle market. They believed that many purchasers of heavyweight motorcycles wanted an authentic American alternative to the motorcycles produced by Harley-Davidson. After researching the market, they believed that the combination of Excelsior Supply's status as one of the original Big Three motorcycle manufacturers, available brand name and rich heritage would serve as an excellent marketing brand and design inspiration for the heavyweight motorcycles they planned to introduce. The Company was founded on the strategy to establish itself within the motorcycle industry by marketing a brand that is based on an authentic American heritage and to manufacture products and accessories that represent a distinct alternative to the products of Harley-Davidson.* To achieve such strategy, the Company has been developing its products, securing its trademarks, engaging in marketing activities, hiring its management team and its initial engineering, manufacturing and other personnel and raising capital.

THE EXCELSIOR-HENDERSON HERITAGE

    It has been estimated that in the early part of this century, there were over 200 American motorcycle manufacturing companies. Until 1931, the "Big Three" motorcycle manufacturers were Excelsior Supply, Harley-Davidson and Indian. Excelsior Supply ceased operations in 1931 during the Great Depression and Indian ceased operations in 1953. Harley-Davidson has been the only significant manufacturer of American heavyweight cruiser and touring motorcycles since 1953. See "Competition."

    Founded as a bicycle supply company in Chicago in 1876, Excelsior Supply was owned by bicycle producer Ignatz Schwinn from 1911 until it ceased production. Although the Company is not a successor to Excelsior Supply, it secured Excelsior Supply's available brand names through usage beginning in 1993. These brand names had become available after they were abandoned by Excelsior Supply in 1931. Excelsior Supply produced, among others, a Big X motorcycle and a Super X motorcycle, featuring large "X-twin" engines. In 1917, Excelsior Supply purchased Henderson and continued to manufacture a Henderson DeLuxe Four, which featured an inline four cylinder engine. The Company intends to produce motorcycles whose styling is inspired by those manufactured by Excelsior Supply.

    The motorcycles manufactured by Excelsior Supply and Henderson were a significant force on the racetrack and on the road. These motorcycles set many performance records, including the first motorcycle to circle the world and the first to break the 100 m.p.h. speed barrier. Also, many police departments used motorcycles manufactured by Excelsior Supply, as did the U.S. government during World War I. Several famous personalities of the time owned motorcycles produced by Excelsior Supply, including aviator Charles Lindbergh and automobile manufacturer Henry Ford.

    In 1929, Excelsior Supply restyled its Super X and Henderson DeLuxe Four motorcycles into its "Streamline" product line. Several motorcycle historians have cited these "Streamline" models as among the originators of the classic American heavyweight motorcycle style. For the Excelsior Supply Super X, this classic style included a large displacement "X-twin" engine, a teardrop shaped split fuel tank, full valanced fenders, a curved front frame that followed the contour of the front fender, a low slung seat in which the rider sat into the bike, a leading link front suspension with fork tubes that passed through the front fender, a tank-mounted instrument panel, balloon tires and premium single and two-tone paint finishes.

INDUSTRY AND MARKET

    The heavyweight motorcycle category consists of motorcycles with an engine displacement of 651cc or greater. Within the heavyweight category, there are four types of motorcycles: (i) STANDARD, which emphasize simplicity and cost;
(ii) PERFORMANCE, which emphasize handling and speed; (iii) TOURING, which emphasize comfort and amenities for long-distance travel; and (iv) CRUISER, which feature the distinctive styling of classic American motorcycles built during the early years of the motorcycling industry and are designed to facilitate customization by individual owners. Touring and cruiser motorcycles are the only types of heavyweight motorcycles that the Company plans to design and market. According to statistics in Harley-Davidson's public reports, in 1996, touring and cruiser models represented approximately 80% of retail unit sales in the U.S. heavyweight market. Heavyweight motorcycles, in turn, represented approximately half of retail motorcycle unit sales in the overall United States market in 1996. U.S. registrations of new heavyweight motorcycles increased in 1996 by approximately 9.6% (to 165,700 units) over 1995 registrations, and U.S. registrations of new heavyweight motorcycles have increased by 59% from 1992 through 1996. In 1996, Harley-Davidson reported an approximate 48% market share of U.S. and a 25% market share of worldwide (including U.S.) new heavyweight motorcycle registrations representing approximately $874 million in domestic motorcycle revenue and approximately $1.2 billion in worldwide (including U.S.) motorcycle revenue. Trade publications and dealers have reported that there are substantial waiting lists at the dealers for certain models of Harley-Davidson motorcycles.

    As recreational products, the Company's motorcycles and related products are in a growing consumer market. According to U.S. Government reports, from 1992 through 1995 spending on recreational products grew at over five percent per year and in the last three years has grown at three times the rate of overall consumer spending. Based on industry information, the Company believes that the typical customer for heavyweight American touring and cruiser motorcycles is a male between the ages of 35 and 65, with a household income of approximately $65,000. These customers are generally experienced motorcycle riders who purchase motorcycles for recreational purposes rather than for transportation. According to U.S. Department of Commerce demographic surveys, the number of Americans that will fall into the targeted age bracket is projected to increase by approximately 11% over the next five years and by 19% over the next ten years. The 35 to 65 year old age group also leads all age groups in annual spending per consumer on recreational products and generally has greater disposable income than other age groups.

    The Company believes that customers in its target market purchase motorcycles based on a number of factors including styling, quality, reliability and product features. The Company also believes that such purchasers are seeking motorcycles and related products with a brand appeal associated with an authentic classic American motorcycling heritage and lifestyle.

STRATEGY AND DEVELOPMENT PLAN

    The Company's strategy is to establish its brand based on the authentic American motorcycling heritage of Excelsior Supply and Henderson and to offer products and accessories that represent a distinct alternative to the products of Harley-Davidson.* In conjunction with this strategy, the Company has undertaken marketing efforts to re-establish the legacy of Excelsior Supply and Henderson in the motorcycling community and build demand for the Company's brand and motorcycle products. In addition, the Company has secured its trademarks and begun using them on its products, raised approximately $13.7 million in private equity, constructed working prototypes of the Super X, displayed the Super X at rallies, commenced construction of its manufacturing and administrative facility and has commenced establishment of its dealer network. The Company also has hired, and continues to add to, its engineering and manufacturing staff, which has been working with design and engineering firms to develop the Super X for mass production.

    Prior to the commencement of production, the Super X will be subject to continuing track and road testing to ensure reliability, durability, rider ergonomics and to ensure product and manufacturing process optimization.* In addition, the Company will have to complete certain certifications with government entities prior to retail sales.* In addition to completing construction of the manufacturing and administrative facility, the Company must acquire equipment and fixtures for its production line, finalize agreements with vendors to supply motorcycle components and continue training and manufacturing system development.* The Company will need to sign up additional dealers and begin targeted local market promotional and advertising programs with its dealers.* The Company plans to conduct a nationwide marketing campaign, which will include participating in additional rallies, consumer events and trade shows, and promoting the Company's brand of motorcycle products at Excelsior-Henderson dealer events.* Finally, the Company will be required to hire additional management, engineering and manufacturing, and marketing staff as needed to complete the above tasks.*

PRODUCTS

    The Company plans to produce premium heavyweight cruiser and touring motorcycles.* The Company currently is developing its first motorcycle, the Super X, for mass production in late 1998. After commencement of mass production of the Super X, the Company intends to expand its product line by developing additional models of motorcycles, including a heavyweight touring motorcycle and an entry-level cruiser, each with classic American heavyweight styling.* The Company also sells, and will continue to sell, a wide variety of apparel products such as hats, T-shirts and jackets to build brand image and support the lifestyle of American motorcycling. The Company also intends to sell additional motorcycle parts and accessories to its customers to customize the Company's motorcycles.*

    The Super X is a new motorcycle featuring modern engineering and performance and a design inspired by the classic American heavyweight styling features of the original Excelsior Supply Super X, including a large displacement "X-twin" engine, a sleekly styled, teardrop shaped fuel tank, full valanced fenders, a curved front frame that follows the contour of the front fender, a low slung seat in which a rider will sit into the bike, a leading link front suspension with fork tubes that pass through the front fender, a tank-mounted instrument panel, wide profile tires and modern, high gloss, single and two-tone paint finishes. The Super X will also incorporate a proprietary long-stroke engine designed to produce a distinctive sound, as well as a proprietary transmission and electronic fuel injection system and computer controlled-engine management system.

    The following projected specifications of the Super X are subject to further testing and are therefore subject to change:

Wheelbase        65 Inches

Length           95 Inches

Weight           675 lbs.

Seat Height      26.5 Inches

Engine Size      85 Cubic Inches (1386cc)

Engine Design    50 DEG. "X-twin"

Engine Cooling   Air and Oil

Fuel
  Distribution   Electronic Fuel Injection

Valves           4 Valves Per Cylinder, Dual Overhead Cam

Frame            Double Wishbone, Full Travel Suspension with Leading
                   Link Front End

Transmission     5 Speed, Constant Mesh

Fuel Capacity    5 Gallons

Load Capacity    675 lbs.

        [SPECIFICATIONS ABOVE SUPERIMPOSED OVER A PHOTO OF THE SUPER X]

MARKETING

    Since inception, the Company's marketing goal has been to re-establish the legacy of Excelsior Supply and Henderson in the motorcycling community and build demand for the Company's brand of motorcycle products. The Company's marketing strategy is to establish its brand through association with the heritage of Excelsior Supply and Henderson and to create opportunities for the public to experience such heritage.*

    The Company has been developing its marketing team, led by its Co-Founders, since inception and will continue to add additional personnel as needed. The Company's marketing team, together with the services of a marketing agency, has developed a marketing campaign that has generated many news articles and other forms of publicity, including articles in most of the national and international motorcycle publications, as well as many articles and news telecasts in the non-motorcycle media. To establish the Company's brand among the motorcycling public, the Company implemented a marketing campaign for the August 1996 Sturgis Motorcycle Rally in Sturgis, South Dakota and first unveiled four prototype Super X motorcycles publicly. The Company was also an official sponsor of the 1996 Sturgis Rally. The

Company also held marketing events at the Daytona Beach 1997 Bike Week by displaying prototypes of the Super X and opening the week with the first Annual Excelsior-Henderson Motorcycle Parade. In addition, the Company was the exclusive sponsor of a two-year exhibition, "Excelsior-Henderson, the Lost Legend," featuring the largest collection of vintage Excelsior Supply and Henderson Motorcycles ever assembled, at the American Motorcyclist Association Motorcycle Heritage Museum. In the period leading up to the first sale of the Super X, the Company will continue its marketing efforts including, among other things, attending additional rallies, consumer events and trade shows, promoting the Excelsior-Henderson brand of motorcycle products at dealer events, informing the media about the Super X and the Company, and advertising in trade and consumer publications.*

    To create a strong brand identity for its motorcycles and related products and to establish the authenticity of the Company's brand, the Company intends to foster among consumers and dealers a culture and lifestyle that are reminiscent of the classic American motorcycling heritage.* Such heritage refers to the "soul" of the traditional American motorcycling experience, fostered by motorcycle events, motorcyclists and media, which associates riding motorcycles with individuality and freedom. Owner customization of motorcycles is also an important part of this heritage, and the Company intends to design its motorcycles to facilitate individual customization by owners and to make custom parts and accessories available to owners.* In addition, the Company intends to sponsor and promote a motorcycle owners' group, rallies and a magazine for owners and enthusiasts.* The Company also sells a wide variety of apparel products such as hats, T-shirts and jackets with the Company's logos and intends to license certain of its trademarks on a broad range of consumer items to increase public exposure and familiarization with its brand and products.

DISTRIBUTION

    The Company is building its nationwide dealer network. Through researching the U.S. motorcycle market, the Company has identified the key areas in which it believes it must have dealer presence. In addition, the Company has identified a dealer profile for the dealers it believes will be successful in selling its products and is currently soliciting dealers in the key areas who meet this profile. The Company held a ceremony to commemorate signing agreements with its first ten dealers in the second quarter of 1997. Prior to production, the Company expects to select 80 to 100 dealers from the over 3,000 authorized dealers of new motorcycles in the United States, and will then add dealers as its production increases.* The Company's sales team is led by the Company's Co-Founders and a national sales manager who previously has introduced new product lines for a recreational products manufacturer through an independent dealer network.

    The Company's network will have dealers in the major population centers and in the major motorcycling markets.* The Company will also have dealers along the major motorcycle traveling routes, providing a nationwide network of dealers to serve the Company's customers. Within the industry, a significant percentage of dealers handle more than one line of motorcycle, and the Company expects that its dealers will also sell other motorcycle product lines.* The Company intends to select dealers who will have a strong commitment to the Company's brand of products and its success. The Company will allocate its brand of products through a process of determining how many of its motorcycles a particular dealer can sell in its market, rather than allocating to dealers on a pro-rata basis. The Company believes that this will allow it to have the right number of dealers nationwide who are comfortable with selling the number of motorcycles allocated.

    The Company intends to select dealers who have an established reputation for excellence, professional appearance, profitable operations, a sales floor sufficient to display the Company's motorcycles and related products, the ability to maintain adequate inventories of motorcycles, parts, supplies and other merchandise, a knowledgeable sales staff, the ability to provide full-service maintenance and who can add value by promoting lifestyle motorcycle products and events (E.G., customized after-market parts, motorcycle apparel and accessories, customer appreciation and promotional events, rallies, etc.).* The Company will provide support for its dealers and customers by maintaining adequate quantities of repair parts and accessories, training for service technicians and warranty coverage.*

MANUFACTURING

    The Company will assemble its motorcycles using proprietary and non-proprietary components in the Company's new manufacturing facility. The manufacturing operations will consist of three main manufacturing processes: welding, painting and assembly.

    WELDING. The welding area will consist of several robotic welding cells and ancillary equipment, which will be used to manufacture the frame, swing cage, and rigid front fork assembly. The resulting accuracy and consistency from using robotics are intended to ease the task of assembling motorcycles in volume.* Components completed in the welding area will be fed directly into the paint area.

    PAINTING. The paint area will be equipped and built to the highest industry standards.* The Company believes that a high quality finish is extremely important in marketing its motorcycles, and intends to perform all facets of the finish work in-house. The paint area will have a comprehensive range of processes to ensure the corrosion resistance and surface durability required for the major cosmetic components of the Company's motorcycles.* From the paint area, components will be fed directly into the assembly area.

    ASSEMBLY. The assembly area will be equipped with a moving assembly track. In this area, the engine and transmission unit will be assembled and tested. After the powertrain has been successfully tested, it will be transferred to the chassis section. The whole motorcycle will then be assembled as the powertrain is built into the chassis. Once assembled, the motorcycle will be subjected to a final test and will then be packed and shipped.

    The Company will obtain its proprietary and non-proprietary components from established original equipment manufacturers. The Company will strive to engage original equipment manufacturers who have established records of producing reliable products for the motorcycle industry in a timely manner and will constantly review such vendors to ensure strict quality control.* For the critical components, the Company has identified vendors and is in the process of establishing relationships with such vendors.

    Allan Hurd, the Company's Senior Vice President of Engineering and Manufacturing, previously worked for Triumph Motorcycles, where he was part of the management team that designed, developed and produced new motorcycles under the Triumph name after the original Triumph ceased production. Mr. Hurd was directly responsible for establishing and operating all aspects of motorcycle production, including motorcycle design and development, factory development and layout, manufacturing equipment specification and acquisition and motorcycle production.

    After relocating to its new facility, currently anticipated to occur in late 1997, the Company believes it will take at least nine months of preparation before production of the Super X commences.* The facility has been designed to have a production capacity of up to 20,000 motorcycles per year before on-site expansion is necessary. The facility has been designed to provide an optimum production environment for the Company's employees through the use of natural lighting and climate-controlled heating and air conditioning. The Company believes that such an environment will help optimize employee productivity.*

INTELLECTUAL PROPERTY RIGHTS

    The Company believes that it has the exclusive right to use the trademarks "Excelsior-Henderson," "Super X" and "X-twin", among others, and certain related word and design trademarks in the United States in connection with the manufacture and sale of motorcycles and related structural parts. In addition, the Company believes that it has the right to use certain of these marks on ancillary merchandise and apparel. The Company has secured its rights to these trademarks, which were abandoned by Excelsior Supply when it ceased production in 1931.

    The Company believes that it has obtained common law rights through the use of these marks on its prototype motorcycles and ancillary merchandise and apparel that are independent of the United States Patent and Trademark Office ("USPTO") registration process. In addition, the Company has obtained registrations or notices of allowance for a number of these marks ("Excelsior", "Henderson" and "Super X") for use on motorcycles and has applications pending approval in the USPTO on other marks.

    The Company also believes that it has the exclusive right to use certain of its trademarks in certain foreign countries in connection with the manufacture and sale of motorcycles and related structural parts. In some instances, these rights may be dependent on pending applications to register the marks in a foreign country. A failure to obtain such registrations could impair the Company's rights to use a mark in a particular country.

    The Company owns copyrights for its designs used as trademarks and generates documents in the course of its operations that are protected by copyright. The Company intends to register its copyrights in its designs and its promotional materials and other works with the U.S. Copyright Office as such registrations become appropriate.

    The Company owns no patents, nor has it filed or been assigned any patent applications. At an appropriate point in the design process of its motorcycles, the Company may file patent applications with the U.S. Patent and Trademark Office to cover certain features or aspects of its motorcycles.

    There are no claims of infringement against the Company and the Company is not and has not been involved in any court proceedings regarding its intellectual property rights. From time to time, the Company has been involved in INTER PARTES opposition proceedings in the USPTO to protect its trademark rights. All such proceedings have been resolved to the Company's satisfaction, and there are no material proceedings pending. There are no outstanding claims by the Company against anyone for violation of the Company's intellectual property rights.

COMPETITION

    In the U.S. heavyweight motorcycle market, Harley-Davidson, Honda, Suzuki, Kawasaki and Yamaha have the largest market share. Other manufacturers of heavyweight motorcycles include BMW, Buell, Ducati, Moto-Guzzi, and Triumph. The Company's primary competitor in the U.S. heavyweight market is expected to be Harley-Davidson, which has been the only significant American heavyweight cruiser and touring motorcycle manufacturer since 1953. According to its public reports, in 1996 Harley-Davidson had a market share of 48% of new U.S. heavyweight motorcycle registrations. In response to demand for its products, Harley-Davidson has tripled its production capabilities over the past decade and forecasts doubling its 1995 production capacity by the year 2003. Several of the major foreign manufacturers compete against Harley-Davidson in the domestic market by selling motorcycles with a "nostalgic" American design.

    Due to recent growth in the market for heavyweight motorcycles, the Company expects that other manufacturers will attempt to enter the market. In 1997, Polaris Industries Inc., a manufacturer of snowmobiles, personal watercraft and all-terrain vehicles, announced that it would begin manufacturing a cruiser motorcycle to be available in limited quantities in Spring 1998. Over the years, the Company has also been aware of several efforts to revive the "Indian" name on new motorcycles. Finally, a number of small companies build and sell motorcycles from non-proprietary parts.

    The U.S. and worldwide heavyweight motorcycle markets are highly competitive and all of the Company's existing major competitors have resources that are substantially greater than those of the Company, have larger overall sales volumes and are more diversified than the Company.

GOVERNMENT REGULATION

    Commercial sales of the Company's motorcycles depends upon compliance with certain government regulations and the Company is designing its motorcycles to comply with all such regulations.* The Company's motorcycles will be subject to the emissions and noise standards of the U.S. Environmental Protection Agency and the more stringent emissions standards of the State of California Air Resources Board. The Company's motorcycles also will be subject to the National Traffic and Motor Vehicle Safety Act and the rules promulgated thereunder by the National Highway Traffic Safety Administration. Furthermore, the European Union and other foreign governmental entities have regulations to which the Company's motorcycles will be subject. Finally, federal, state and local authorities have adopted various standards relating to air, water and noise pollution that will affect the Company's manufacturing operations. The Company expects that its facilities will comply with all such regulations and standards.* The potential delays and costs that could result from obtaining such regulatory approvals and complying with, or failing to comply with, such regulations could result in a delay in motorcycle production.

FACILITIES

    To build its 160,000 square foot manufacturing and administrative facility in Belle Plaine, Minnesota, the Company has engaged the services of a project construction company. The facility will be owned by an affiliate of the project construction company and the Company has signed a lease with such affiliate that will become effective upon completion and acceptance of the facility. The lease has an initial term of twenty years with two additional ten year renewal options and contains an option to purchase the facility at the five year anniversary for $6.25 million.

    The Company presently leases 12,895 square feet of space that it uses for offices, a shop area, a museum and retail display showroom and a warehouse. The lease for this facility expires on December 31, 1997, or, at the Company's option, on October 31 or November 30, 1997 with 90 days' written notice. The monthly rent is $8,400 through June 30, 1997 and $9,100 through December 31, 1997.

EMPLOYEES

    As of June 26, 1997, the Company had 26 full-time employees, of whom 10 work in engineering and manufacturing. The Company is not subject to any collective bargaining agreement. The Company anticipates adding supervisory, engineering and manufacturing, marketing and administrative staff as the Company moves from the development stage to the production stage.* The timing and extent of the Company's hiring will depend on the pace of development of the Super X and the construction of the Company's manufacturing and administrative facility.

LITIGATION

    The Company is not involved in any material legal proceedings and management is not aware of any material threatened litigation.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The Directors and Executive Officers of the Company are as follows:

NAME                                    AGE                           POSITION
----------------------------------      ---      ---------------------------------------------------
Daniel L. Hanlon..................          40   Co-Founder, Co-Chairman of the Board and Co-Chief
                                                   Executive Officer

David P. Hanlon...................          44   Co-Founder, Co-Chairman of the Board and Co-Chief
                                                   Executive Officer

Allan C. Hurd.....................          49   Senior Vice President of Engineering and
                                                   Manufacturing

Thomas M. Rootness................          49   Senior Vice President of Finance and Administration
                                                   and Chief Financial Officer

John B. Donahue...................          53   Director

Wayne M. Fortun...................          47   Director

David R. Pomije...................          40   Director

    DANIEL L. HANLON, a Co-Founder of the Company, is Co-Chief Executive Officer and Co-Chairman of the Board of the Company. Immediately prior to founding the Company in 1993, Mr. Hanlon worked as founder, President and Chief Executive Officer of EverGreen Solutions Inc., a manufacturer of degradable packaging materials, from 1990 to December 1993. Prior to 1990, Mr. Hanlon served as Controller of Midwest Importers, in sales branch management positions with Knutson Mortgage and Marquette banks, and in various accounting and strategic planning positions with EcoLab Inc. and Honeywell Inc. Mr. Hanlon received his B.A. and M.B.A. degrees from the University of St. Thomas, St. Paul, Minnesota. Mr. Hanlon has been an avid automotive and motorcycle enthusiast for over 20 years and currently owns one heavyweight American motorcycle. Mr. Hanlon is a brother of David P. Hanlon.

    DAVID P. HANLON, a Co-Founder of the Company, is Co-Chief Executive Officer and Co-Chairman of the Board of the Company. From 1984 to November 1993, Mr. Hanlon was the General Manager of the Michigan District for Rollins Leasing Corporation, a truck leasing company. Prior to 1984, Mr. Hanlon worked for three years as the District Manager of Gelco Truck Leasing in the Memphis, Tennessee district. Mr. Hanlon attended the University of St. Thomas, St. Paul, Minnesota and studied Business Administration. Mr. Hanlon has been an avid motorcycle builder and rider for over 23 years and owns four heavyweight American motorcycles. Mr. Hanlon is a brother of Daniel L. Hanlon.

    ALLAN C. HURD has been Senior Vice President of Engineering and Manufacturing since May 1997 and was Vice President of Manufacturing and Operations from May 1996 to May 1997. From 1987 through May 1996, Mr. Hurd was employed by Triumph Motorcycles, LTD ("Triumph"), a motorcycle manufacturer located in England. At Triumph, Mr. Hurd was part of the management team responsible for establishing and operating all aspects of motorcycle production, including motorcycle design and development, factory development and layout, manufacturing equipment specification and acquisition and motorcycle production. From March 1991 to May 1996, Mr. Hurd was Production Engineering Manager, from July 1989 to February 1991, he was Design and Production Coordinating Manager and from May 1987 to July 1989, he was Chief Production Engineer. Mr. Hurd has a degree in Engineering from Kingston-upon-Hull College of Technology and is a member of the Institute of Electrical Engineers (Manufacturing Section) and the Institute of Management. Mr. Hurd owns several European motorcycles.

    THOMAS M. ROOTNESS has been Senior Vice President of Finance and Administration since May 1997, has been Chief Financial Officer since March 1996 and was Vice President of Finance from March 1996 to

May 1997. From September 1993 to March 1996, Mr. Rootness was Chief Financial Officer, Treasurer and Executive Vice President of Luigino's Inc., a large, multi-national manufacturer of frozen food entrees. From January 1992 to August 1993, Mr. Rootness was General/Plant Manager of the LaBounty Manufacturing division of The Stanley Works after The Stanley Works purchased LaBounty Manufacturing, Inc., a heavy construction equipment manufacturer and was the Chief Financial Officer of LaBounty Manufacturing from August 1990 until such purchase. Prior to 1990, Mr. Rootness served as President and Chief Financial Officer of National Screenprint, Inc., President, Chief Executive Officer and a director of The Barbers Hairstyling for Men and Women, Inc., a publicly traded company, and as President, Chief Operating Officer and a director of Dahlberg, Inc., at the time a publicly traded company. Mr. Rootness is a Certified Public Accountant and received a Bachelor of Arts in Accounting from the University of Minnesota-Duluth in 1969. Mr. Rootness owns four heavyweight American motorcycles.

    JOHN B. DONAHUE was elected as a director of the Company in April 1997. Mr. Donahue is an owner and President of Donahue Harley-Davidson and Delano Sports Center, a motorcycle and recreational product dealership in suburban Minneapolis, Minnesota. In 1995, Mr. Donahue was President of the Harley-Davidson Dealers Council, and has been on the Harley-Davidson Dealer Advisory Council since 1992. In addition, Mr. Donahue was on the Arctic Cat Advisory Board from 1984 to 1993 and the Kawasaki National Dealer Advisory Board from 1975 to 1980. Mr. Donahue has been involved with motorcycles since 1956.

    WAYNE M. FORTUN was elected as a director of the Company in April 1997. Mr. Fortun has been the Chief Executive Officer of Hutchinson Technology Incorporated since May 1996, President, Chief Operating Officer and a director since 1983. Hutchinson Technology, a publicly traded company, is the world's leading supplier of suspension assemblies for rigid magnetic disk drives. Mr. Fortun is also a director of G&K Services, Inc., a publicly held company, which provides and maintains commercial, institutional and industrial garments and other textile products for a variety of businesses and institutions. Mr. Fortun owns two heavyweight American motorcycles.

    DAVID R. POMIJE was elected as a director of the Company in April 1997. Since April 1995, Mr. Pomije has been the Chairman of the Board and Chief Executive Officer of Funco, Inc., which he founded in 1988. From 1988 to April 1995, Mr. Pomije also served as President, Chief Financial Officer and Secretary. Funco, a publicly traded company, is a specialty retailer of interactive entertainment products.

COMMITTEES

    The Audit Committee of the Board of Directors consists of Messrs. Fortun and Donahue. The Compensation Committee of the Board of Directors consists of Messrs. Pomije and Donahue.

CONFIDENTIALITY AGREEMENTS; LIFE INSURANCE

    The Company does not have any employment or non-competition agreements with any members of its executive management team but has entered into confidentiality and non-solicitation agreements with such persons. Such agreements provide that the executive will not solicit any other employee of the Company to leave the Company during the executive's employment with the Company and for one year following such employment, will not compete with the Company during the executive's employment and will protect the proprietary information of the Company during and following such executive's employment.

    The Company is the owner and beneficiary of $2,000,000 of term life insurance policies covering the lives of each of the Co-Founders, Daniel L. Hanlon and David P. Hanlon. The Company does not maintain any life insurance policies on any other executive officer.

DIRECTOR COMPENSATION


    The Company's 1995 Option Plan provides that a new outside director of the Company will be issued an option to purchase 10,000 shares of Common Stock upon joining the Board of Directors, with an exercise price equal to the fair market value of a share on the date of grant. Such options will vest one year from the date of grant and expire ten years from the date of grant. In addition, outside directors who have been in office more than six months receive an option to purchase 6,667 shares of Common Stock at each annual meeting of the Company's shareholders with an exercise price equal to the fair market value of a share on the date of grant. Such options vest at the next annual meeting of shareholders and expire ten years from the date of grant. Messrs. Donahue, Fortun and Pomije were each granted an option to purchase 10,000 shares of Common Stock of the Company upon joining the Board of Directors. Such options have an exercise price of $4.50, vest one year from the date of grant and expire ten years from the date of grant.


EXECUTIVE COMPENSATION

    The following table sets forth certain information regarding compensation earned by the executive officers of the Company for the fiscal years ended December 31, 1996, 1995 and 1994.

                           SUMMARY COMPENSATION TABLE


                                                                                        LONG-TERM
                                                                                      COMPENSATION
                                                                                         AWARDS
                                                                          ANNUAL      -------------
                                                                       COMPENSATION      SHARES
                                                                       -------------   UNDERLYING       ALL OTHER
               NAME AND PRINCIPAL POSITION                    YEAR       SALARY(1)     OPTIONS(2)    COMPENSATION(3)
----------------------------------------------------------  ---------  -------------  -------------  ----------------
Daniel L. Hanlon,                                                1996    $  75,865             --       $       --
  Co-Founder, Co-Chairman and Co-Chief Executive Officer         1995       65,000             --               --
                                                                 1994       55,000             --               --

David P. Hanlon,                                                 1996       75,865             --               --
  Co-Founder, Co-Chairman and Co-Chief Executive Officer         1995       65,000             --               --
                                                                 1994       55,000             --               --

Allan C. Hurd,                                                   1996       50,080         66,667           10,000
  Senior Vice President of Engineering and Manufacturing

Thomas M. Rootness,                                              1996       69,420         66,667           24,800
  Senior Vice President of Finance and Administration and
  Chief Financial Officer


------------------------

(1) Messrs. Hurd and Rootness were not employed for all of 1996, if they would have been employed for a full year, the respective salaries would have been $93,000 and $95,000.

(2) Includes options issued to purchase Common Stock of the Company granted under the 1995 Stock Plan. See "1995 Stock Plan."

(3) Represents payments made to reimburse moving and temporary living expenses.

                       OPTION GRANTS IN LAST FISCAL YEAR

    The following table summarizes option grants made during 1996 to the executive officers of the Company.


                                                               INDIVIDUAL GRANTS                       POTENTIAL REALIZABLE
                                            --------------------------------------------------------     VALUE AT ASSUMED
                                             NUMBER OF     PERCENTAGE OF                              ANNUAL RATES OF STOCK
                                              SHARES       TOTAL OPTIONS                                 APPRECIATION FOR
                                            UNDERLYING      GRANTED TO       EXERCISE                     OPTION TERM(1)
                                              OPTIONS      EMPLOYEES IN      PRICE PER   EXPIRATION   ----------------------
NAME                                        GRANTED(2)      FISCAL YEAR        SHARE        DATE          5%         10%
------------------------------------------  -----------  -----------------  -----------  -----------  ----------  ----------
Allan C. Hurd.............................      66,667              25%      $    1.88      5/15/06   $  203,610  $  324,215
Thomas M. Rootness........................      66,667              25            1.88      3/31/06      203,610     324,215


------------------------

(1) The potential realizable value is based on a 10-year term of each option at the time of grant. Assumed stock price appreciation of 5% and 10% is mandated by rules of the Securities and Exchange Commission and is not intended to forecast actual future financial performance or possible future appreciation. The potential realizable value is calculated by assuming that the deemed fair value of the Company's Common Stock for financial statement presentation purposes on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.


(2) Options granted pursuant to the Company's 1995 Stock Plan are exercisable at an exercise price equal to the fair market value as determined by the Board of Directors on the date of grant. Each option becomes exercisable as to 16,667 shares on each of the first and second anniversaries of the date of grant, 13,333 shares on the third anniversary of the date of grant and 10,000 shares on each of the fourth and fifth anniversaries (except with respect to Mr. Rootness, for whom the option became exercisable with respect to 20,000 shares in June 1996) of the date of grant. Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's cessation of service with the Company.


                               AGGREGATED OPTION
                            EXERCISES IN FISCAL 1996
                       AND FISCAL YEAR-END OPTION VALUES

    The purpose of the following table is to report exercise of stock options by the executive officers during 1996 and the value of their unexercised stock options as of December 31, 1996.


                                                                         NUMBER OF SHARES              VALUE OF UNEXERCISED
                                                                      UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                                          SHARES                    OPTIONS AT FISCAL YEAR-END        AT FISCAL YEAR-END(1)
                                         ACQUIRED       VALUE     ------------------------------  ------------------------------
NAME                                    ON EXERCISE   REALIZED      EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
--------------------------------------  -----------  -----------  ---------------  -------------  ---------------  -------------
Allan C. Hurd.........................          --    $      --             --          66,667       $      --      $   125,000
Thomas M. Rootness(2).................      20,000           --             --          46,667              --           87,500


------------------------

(1) Value is based on the fair market value of a share of Common Stock on December 31, 1996, which was $3.75, as previously determined by the Board of Directors.

(2) Mr. Rootness exercised an option to purchase 20,000 shares of Common Stock on June 13, 1996. The exercise price of such option was $1.88 per share, the fair market value of a share of Common Stock on the date of grant, as determined by the Board of Directors. Value Realized is based on the attributed fair market value of a share of Common Stock on the date of exercise, which was $1.88 on June 13, 1996, as previously determined by the Board of Directors.

1995 STOCK PLAN

    In December 1995, the Board of Directors of the Company adopted the Company's 1995 Stock Plan (the "1995 Stock Plan"), which was approved by the shareholders of the Company on March 18, 1996. The Board of Directors approved an amendment and restatement of the 1995 Stock Plan in January 1997. The purpose of the 1995 Stock Plan is to attract, motivate and retain employees, directors, advisors and officers to produce a superior return to the shareholders of the Company by offering such persons an opportunity to realize stock appreciation, by facilitating stock ownership, and by rewarding them for achieving a high level of corporate financial performance. The 1995 Stock Plan is also intended to facilitate recruiting and retaining experienced and knowledgeable advisors and independent contractors by permitting such persons to acquire a proprietary interest in the Company.

    The 1995 Stock Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"), which is appointed by the Board of Directors and consists of Messrs. Pomije and Donahue. Subject to the provisions of the 1995 Stock Plan, the Committee has the exclusive power to make awards under the 1995 Stock Plan, to determine when and to whom awards will be granted, and the form, amount and other terms and conditions of each award.

    The types of awards that may be granted under the 1995 Stock Plan include incentive and non-qualified stock options and restricted and unrestricted stock. Subject to certain restrictions applicable to incentive stock options, awards will be exercisable by the recipients at such times as are determined by the Committee.

    Options may be granted to recipients at such exercise prices as the Committee may determine but not less than 85% of their fair market value as of the date the option is granted. Stock options may be granted and exercised at such times as the Committee may determine, except that, unless applicable federal tax laws are modified, (1) no incentive stock option may be granted at less than fair market value, (2) no incentive stock options may be granted more than ten years after the effective date of the 1995 Stock Plan, (3) an incentive stock option shall not be exercisable more than ten years after the date of grant and (4) the aggregate fair market value of the shares of Common Stock with respect to which incentive stock options may first become exercisable in any calendar year for any employee may not exceed $100,000 under the 1995 Stock Plan or any other plan of the Company. Additional restrictions apply to an incentive stock option granted to an individual who beneficially owns more than ten percent of the combined voting power of all classes of stock of the Company.


    At December 15, 1995, the effective date of the 1995 Stock Plan, the total number of shares of Company Common Stock available for distribution under the 1995 Stock Plan was 666,667 (subject to adjustment for future stock splits, stock dividends and similar changes in the capitalization of the Company). As of the date of this Prospectus, options to purchase an aggregate of 521,607 shares of Common Stock were outstanding and held by the directors, executive officers, employees, consultants to, and independent contractors of, the Company, 20,000 shares were issued and outstanding pursuant to the exercise of an option and an aggregate of 125,060 shares of Common Stock were available for future grants of awards under the 1995 Stock Plan. Options outstanding have per share exercise prices of $1.88 to $4.50, and expire from five to ten years from the date of grant of the option (unless exercised prior to that time).


    The 1995 Stock Plan will remain in effect until all stock subject to it is distributed or all awards have expired or lapsed, whichever occurs later. The 1995 Stock Plan also gives the Board the right to terminate, suspend or modify the 1995 Stock Plan, except that amendments to the 1995 Stock Plan are subject to shareholder approval if needed to comply with certain provisions of the federal securities laws or the Internal Revenue Code of 1986, as amended, their successor provisions, or any other applicable law or regulation.


    In addition to the options granted under the 1995 Stock Plan, the Company has issued options to purchase 17,667 shares of Common Stock of the Company at exercise prices ranging from $0.90 to $1.88 per share to three independent contractors of the Company for consulting services. There are currently

8,000 shares of Common Stock issued and outstanding pursuant to the exercise of one of these options. Such options expire on dates ranging from August 1, 2000 to June 19, 2005 and are fully exercisable. The foregoing options were not granted under the 1995 Stock Plan.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth, as of the date of this Prospectus, the number of shares of Common Stock beneficially owned by each person who is a beneficial owner of more than 5% of the Common Stock issued and outstanding, by each officer, by each director, and by all officers and directors as a group, and as adjusted to reflect the sale of the shares offered hereby. All persons have sole voting and dispositive power over such shares unless otherwise indicated.


                                                                                             PERCENT
NAME AND ADDRESS                                                                 NUMBER     PRIOR TO     PERCENT AFTER
OF BENEFICIAL OWNER:                                                           OF SHARES    OFFERING       OFFERING
-----------------------------------------------------------------------------  ----------  -----------  ---------------
Directors and executive officers
  Daniel L. Hanlon(1)(2).....................................................   1,791,998        19.9%          13.8%
  David P. Hanlon(1)(3)......................................................   1,468,000        16.3           11.3
  Allan C. Hurd(4)...........................................................      16,667       *              *
  Thomas M. Rootness(4)......................................................      36,667       *              *
  John B. Donahue(5).........................................................      17,801       *              *
  Wayne M. Fortun(5).........................................................       6,667       *              *
  David R. Pomije............................................................     442,777         4.9            3.4
  Directors and Officers, as a group (7 persons)(6)..........................   3,780,579        42.0           29.1
Other beneficial owners:
  Heartland Small Cap Contrarian Fund, a series of Heartland Group,
    Inc.(7)..................................................................     460,000         5.1            3.5


------------------------

*   Less than one percent.

(1) The address of Daniel and David Hanlon is 607 West Travelers Trail, Burnsville, MN 55337.

(2) Includes 30,665 shares of Common Stock held in trusts for which Mr. Hanlon's spouse acts as custodian.

(3) Includes 1,333 shares of Common Stock owned by Mr. Hanlon's son.


(4) Includes options to purchase 16,667 shares of Common Stock exercisable within 60 days of April 30, 1997.



(5) Includes options to purchase 6,667 shares of Common Stock exercisable within 60 days of April 30, 1997.



(6) Includes options to purchase up to 46,668 shares of Common Stock exercisable within 60 days of April 30, 1997.


(7) The address of Heartland Small Cap Contrarian Fund is 790 N. Milwaukee Street, Milwaukee, WI 53202.

                              CERTAIN TRANSACTIONS

    John B. Donahue, a director of the Company, is the owner of Donahue Harley-Davidson and Delano Sports Center (the "Dealer"), which executed the Company's standard form Authorized Dealership Agreement (the "Dealership Agreement") on May 16, 1997. Pursuant to the Dealership Agreement, the Dealer is an authorized dealer of the Company for the sale and service of the Company's products.

    In April 1997, Daniel L. Hanlon and David P. Hanlon, the Co-Founders and Co-Chief Executive Officers of the Company, concluded discussions commenced in February 1997, by selling 40,000 shares of Common Stock and 33,333 shares of Common Stock, respectively, to David R. Pomije, a director of the Company. Mr. Pomije paid a purchase price of $6.00 per share.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Company's Articles of Incorporation, as amended, authorize the issuance of up to 23,333,332 shares of capital stock. The shares are classified into two classes, consisting of 16,666,666 shares of Common Stock, $.01 par value, and 6,666,666 shares of Preferred Stock, $.01 par value.

    The Board of Directors is authorized to establish one or more series of Preferred Stock by resolution, set forth the designation of each such series and fix the relative rights and preferences of each such series, including but not limited to fixing the relative voting rights, if any, of each such series of Preferred Stock to the full extent permitted by law.

COMMON STOCK

    As of the date of this Prospectus, there were 5,878,231 shares of Common Stock issued and outstanding and held by approximately 400 shareholders. Holders of Common Stock are entitled to one vote per share for the election of directors and on all matters submitted to a vote of shareholders, and there are no cumulative voting rights for the election of directors. Holders of Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are not entitled to preemptive rights. In the event of the liquidation, dissolution or winding up of the Company, the holder of each share of Common Stock is entitled to share equally in any balance of the Company's assets available for distribution to shareholders after the holders of Series A Preferred (described below) have received the full distribution to which such holders are entitled. Outstanding shares of Common Stock are not subject to any further call or assessment.

    The shares of Common Stock currently outstanding were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Act and are, therefore, restricted securities which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A or under similar exemptions. See "Shares Eligible for Future Sale."

PREFERRED STOCK

    Pursuant to the Company's Articles of Incorporation, the Board of Directors has the authority, without further action by the shareholders, to issue up to 6,666,666 shares of preferred stock in one or more classes or series and to fix the designations and the voting, powers, preferences, and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, including dividend rights, redemption and liquidation preferences, purchase, retirement or sinking fund for the purchase, retirement or redemption of such shares, conversion rights, voting rights, any or all of which may be greater than the rights of the Common Stock. Of such 6,666,666 shares, the Company has designated 3,342,666 as Series A Convertible Preferred Stock (of which 3,066,527 are currently outstanding) and the remaining 3,324,000 shares are undesignated as to class. The Board of Directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue any additional shares of preferred stock.

    Pursuant to the Company's Amended Certificate of Designation of Series of Preferred Stock, all of the 3,066,527 shares of outstanding Series A Convertible Preferred Stock will automatically be converted into 3,066,527 shares of Common Stock upon the closing of this offering.

OPTIONS AND WARRANTS


    As of the date of this Prospectus, the Company had outstanding options to purchase up to an aggregate of 531,274 shares of Common Stock to directors, officers, non-employee consultants and contractors of the Company at exercise prices ranging from $0.90 to $4.50 per share and options for 28,000 shares of Common Stock have been exercised.


    As of the date of this Prospectus, the Company had outstanding warrants to purchase up to an aggregate of 472,207 shares of Common Stock, which were issued as compensation to placement agents and substantial investors in previous rounds of financing at exercise prices ranging from $1.88 to $4.50 per share.

REGISTRATION RIGHTS

    Under the terms of agreements between the Company and the holders of warrants to purchase up to 472,207 shares of Common Stock issued in connection with previous financings, if the Company proposes to register any of its securities under the Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of Common Stock of the Company held by such holders therein. Furthermore, such holders may, under certain circumstances, require the Company to file additional registration statements at the Company's expense. These rights are subject to certain conditions and limitations, among them the right of the underwriters of a public offering to limit the number of shares included in such registration in certain circumstances.

ANTI-TAKEOVER PROVISIONS OF THE MINNESOTA BUSINESS CORPORATION ACT; RESTATED
  ARTICLES OF INCORPORATION

    Certain provisions of Minnesota law and the Company's Restated Articles of Incorporation described below could have an anti-takeover effect. These provisions are intended to provide management flexibility to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board and to discourage an unsolicited takeover of the Company, if the Board determines that such a takeover is not in the best interests of the Company and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

    Section 302A.671 of the Minnesota Statutes applies, with certain exceptions, to any acquisitions of voting stock of the Company (from a person other than the Company, and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of the granting of voting rights for the shares received pursuant to any such acquisition by a majority vote of the shareholders of the Company. In general, shares acquired without such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to deliver a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

    Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by the Company, or any subsidiary of the Company, with any shareholder which purchases 10% or more of the Company's voting shares (an "interested shareholder") within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Board of Directors of the Company before the interested shareholder's share acquisition date.

    In addition, the existence of undesignated Preferred Stock in the Restated Articles of Incorporation allows the Board of Directors of the Company, without further shareholder action, to issue Preferred Stock with, among others, rights to vote for the election of directors of the Company and in amounts that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

TRANSFER AGENT AND REGISTRAR

    Norwest Bank Minnesota, National Association, will serve as the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


    As of the date of this Prospectus, the Company has outstanding 8,944,758 shares of Common Stock (including the 3,066,527 shares of Common Stock issuable upon conversion of the Company's Preferred Stock), which does not include: (i) the shares offered hereby, or (ii) 1,003,481 shares of Common Stock that are issuable upon the exercise of outstanding options and warrants. The securities currently outstanding were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Act and are, therefore, restricted securities which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or other exemptions. Provided the Company meets the reporting requirements of Rule 144 and there is an active trading market in the Common Stock (which there presently is not) a person (or persons whose sales are aggregated) who beneficially owns unregistered securities last acquired privately from the Company, or an affiliate of the Company at least one year previously and affiliates of the Company who beneficially own shares last acquired (whether or not such shares were acquired privately) from the Company or an affiliate of the Company at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale and notice requirements and the availability of current public information about the Company. A person who has not been an affiliate of the Company at any time during the three months preceding a sale, and who beneficially owns shares last acquired from the Company or an affiliate of the Company at least two years previously, is entitled to sell all such shares under Rule 144(k) without regard to any of the limitations of Rule 144.


    Substantially all of the shares of Common Stock currently outstanding are freely tradeable under Rule 144 of the Securities Act ("Rule 144"), or under other exemptions. Of the shares of Common Stock currently outstanding, approximately 587,400 shares are not subject to the lock-up agreements described below. Of these shares, approximately 221,900 shares are currently eligible for sale without restriction pursuant to Rule 144(k) and approximately 365,500 shares are currently eligible for sale subject to the volume, manner of sale and notice restrictions of Rule 144. Approximately 8,357,400 shares of the Common Stock currently outstanding and to be issued upon conversion of the Preferred Stock are subject to lock-up agreements of varying periods; accordingly, none of these shares will be eligible for sale until the expiration of the lock-up agreements. Approximately 1,690,800 of these shares will be eligible for sale 90 days after the closing of this offering (approximately 56,400 of which will be subject to the requirements of Rule 144 described above); approximately 3,507,100 of these shares will be eligible for sale 180 days after the closing of this offering (approximately 440,600 of which will be subject to the requirements of Rule 144 described above and 3,066,527 of which represents the shares of Common Stock issuable upon conversion of the Company's Preferred Stock); and approximately 3,160,000 of these shares will become eligible for sale 365 days after the closing of this offering (all of which will be subject to the requirements of Rule 144 described above).

    The officers and directors of the Company have agreed to a lock-up prohibiting the offer, sale or other disposition of their shares until 180 days after closing of this offering without the prior written consent of John G. Kinnard & Company, Incorported. Additionally, the Co-Founders, Dan and Dave Hanlon, have agreed to a lock-up prohibiting the offer, sale or other disposition of their shares (1,791,998 and 1,468,000 shares, respectively) until 365 days after closing of this offering without the prior written consent of John G. Kinnard & Company, Incorporated (except for 50,000 shares of each Co-Founder which will become freely tradable upon the expiration of a 180 day lock-up, subject to the requirements of Rule 144 described above). These lock-up agreements have been reflected in the preceding paragraph.

    The Company cannot predict the effect, if any, that sales of restricted securities or the availability of such securities for sale could have on the market price if any were to develop. Nevertheless, sales of substantial amounts of the Company's Common Stock could adversely affect prevailing market prices of the Company's Common Stock and the Company's ability to raise additional capital by occurring at a time when it would be beneficial for the Company to sell securities. There has been no previous public market, active or otherwise, for any of the Company's securities and there can be no assurance that a liquid market will ever develop.

                                  UNDERWRITING

    The Company has entered into an Underwriting Agreement (the "Underwriting Agreement") with the underwriters listed in the table below (the "Underwriters"), for whom John G. Kinnard & Company, Incorporated and Miller, Johnson & Kuehn, Incorporated are acting as representatives (the "Representatives"). Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to the Underwriters, and each of the Underwriters has severally agreed to purchase, the number of shares of Common Stock set forth opposite each Underwriter's name in the table below.

                                                                                     NUMBER
UNDERWRITER                                                                        OF SHARES
---------------------------------------------------------------------------------  ----------
John G. Kinnard & Company, Incorporated..........................................
Miller, Johnson & Kuehn, Incorporated............................................

                                                                                   ----------
  Total..........................................................................   4,000,000
                                                                                   ----------
                                                                                   ----------

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters have agreed to purchase all of the Common Stock being sold pursuant to the Underwriting Agreement, if any is purchased (excluding shares covered by the over-allotment option granted therein). In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

    The Representatives have advised the Company that the Underwriters propose to offer the Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession of not more than $         per share.

Additionally, the Underwriters may allow, and such dealers may reallow, a
concession not in excess of $         per share to certain other dealers. After
the public offering, the public offering price and other selling terms may be changed by the Underwriters.

    The Company has granted to the Underwriters an option, exercisable by the Representatives within 30 days after the date of the Underwriting Agreement, to purchase up to an additional 600,000 shares of Common Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any of such additional shares pursuant to this option, each Underwriter will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

    In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. These transactions may include stabilizing bids, the imposition of penalty bids, the purchase of securities to cover syndicate short positions and overallotments in connection with the offering. The Underwriters may overallot the offering creating a syndicate short position. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. These activities may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

    The Company, certain shareholders and its officers and directors have agreed that they will not sell, offer to sell, issue distribute or otherwise dispose of any shares of Common Stock for periods of 90, 180 or 365 days after the date of this Prospectus without the prior written consent of John G. Kinnard & Company, Incorporated, except that the Company may issue shares pursuant to the over-allotment option. See "Shares Eligible for Future Sale."

    Prior to the offering of the shares, there has been no public market for the Common Stock. The initial public offering price for the Common Stock has been determined by negotiation between the Company and the Representatives. Among the factors considered in determining the initial public offering price were prevailing market and economic conditions, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management and the consideration of the above factors in relation to the market valuations of companies in related businesses.

    The Company has agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS


    The validity of the shares offered by this Prospectus will be passed upon for the Company by Faegre & Benson LLP, Minneapolis, Minnesota. Gale Mellum, a partner in Faegre & Benson LLP, was a member of the Company's Advisory Board and as such has been granted an option to purchase up to 6,667 shares of Common Stock of the Company at $1.88 per share. Mr. Mellum and other partners of Faegre & Benson LLP are the general partners of F&B Investors, which owns 37,333 shares of Common Stock of the Company. Mr. Mellum is also the Corporate Secretary of the Company. Dorsey & Whitney LLP, Minneapolis, Minnesota, has acted as counsel to the Underwriters in connection with certain legal matters relating to the offering of the shares.

                                    EXPERTS

    The financial statements of the Company as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996 and cumulative for the period from inception (December 22, 1993) to December 31, 1996, included in this Prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance on the authority of said firm as experts in giving said report. Reference is made to said report which includes an explanatory paragraph that describes the going concern assumption discussed in Note 1 to the financial statements.

                             AVAILABLE INFORMATION

    The Company is subject to the information requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following regional offices: 75 Park Place, 14th Floor, New York, New York 10007, and Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports and other information regarding the Company at: http://www.sec.gov.

    The Company has also filed with the Commission a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, copies of which may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission upon payment of the prescribed fees.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants..............................................        F-2

Balance Sheets as of December 31, 1995 and 1996, March 31, 1997 (unaudited) and Pro
  Forma March 31, 1997 (unaudited)....................................................        F-3

Statements of Operations for the Years Ended December 31, 1994, 1995 and 1996,
  Cumulative for the Period From Inception (December 22, 1993) To December 31, 1996,
  Three Months Ended March 31, 1996 and 1997 (unaudited), and Cumulative for the
  Period From Inception (December 22, 1993) To March 31, 1997 (unaudited).............        F-4

Statements of Stockholders' Equity for the Periods Ended December 31, 1993, 1994, 1995
  and 1996, the Three Months Ended March 31, 1997 (unaudited), and Pro Forma Three
  Months Ended March 31, 1997 (unaudited).............................................        F-5

Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996,
  Cumulative for the Period From Inception (December 22, 1993) To December 31, 1996,
  Three Months Ended March 31, 1996 and 1997 (unaudited), and Cumulative for the
  Period From Inception (December 22, 1993) To March 31, 1997 (unaudited).............        F-6

Notes to Financial Statements.........................................................        F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Excelsior-Henderson Motorcycle Manufacturing Company:

    We have audited the accompanying balance sheets of Excelsior-Henderson Motorcycle Manufacturing Company (a Minnesota corporation in the development stage) as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996 and cumulative for the period from inception (December 22, 1993) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Excelsior-Henderson Motorcycle Manufacturing Company as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996 and cumulative for the period from inception (December 22, 1993) to December 31, 1996, in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise with no significant operating results to date. The factors discussed in Note 1 to the financial statements raise a substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
  January 17, 1997 (except with
  respect to Notes 4 and 6, as
  to which the date is May 15, 1997)

              EXCELSIOR-HENDERSON MOTORCYCLE MANUFACTURING COMPANY
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                                               DECEMBER 31                            PRO FORMA
                                                       ----------------------------    MARCH 31,      MARCH 31,
                                                           1995           1996           1997           1997
                                                       -------------  -------------  -------------  -------------
                                                                                      (UNAUDITED)    (UNAUDITED;
                                                                                                     SEE NOTE 8)
                                                     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents..........................  $     788,419  $   5,376,601  $   4,168,785  $   4,168,785
  Short-term investments.............................        912,630      4,044,992      4,044,992      4,044,992
  Other current assets...............................          3,595          9,119         87,165         87,165
                                                       -------------  -------------  -------------  -------------
      Total current assets...........................      1,704,644      9,430,712      8,300,942      8,300,942
PROPERTY AND EQUIPMENT, net of accumulated
  depreciation of $26,755 and $76,250 at December 31,
  1995 and 1996, and $93,296 at March 31, 1997.......         85,960        229,082        253,612        253,612
INTELLECTUAL PROPERTY, to be amortized...............         88,641        135,384        156,609        156,609
OTHER ASSETS.........................................          3,343        228,222        313,756        313,756
                                                       -------------  -------------  -------------  -------------
                                                       $   1,882,588  $  10,023,400  $   9,024,919  $   9,024,919
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable...................................  $     117,334  $     123,236  $     140,474  $     140,474
  Accrued liabilities................................         12,045        198,751        160,876        160,876
  Note payable.......................................         24,351         70,086         67,002         67,002
                                                       -------------  -------------  -------------  -------------
      Total current liabilities......................        153,730        392,073        368,352        368,352
                                                       -------------  -------------  -------------  -------------
COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY:
  Series A Convertible Preferred Stock, par value of
    $.01; 3,342,666 shares authorized; 3,066,527
    issued and outstanding at December 31, 1996 and
    March 31, 1997 (none pro forma)..................             --         30,665         30,665             --
  Common stock, par value of $.01; 16,666,666 shares
    authorized; 5,816,898, 5,870,231 and 5,878,231
    issued and outstanding (8,944,758 pro forma).....         58,169         58,702         58,782         89,447
  Additional paid-in capital.........................      3,294,946     13,677,748     13,692,668     13,692,668
  Deficit accumulated during the development stage...     (1,624,257)    (4,135,788)    (5,125,548)    (5,125,548)
                                                       -------------  -------------  -------------  -------------
      Total stockholders' equity.....................      1,728,858      9,631,327      8,656,567      8,656,567
                                                       -------------  -------------  -------------  -------------
                                                       $   1,882,588  $  10,023,400  $   9,024,919  $   9,024,919
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------

      The accompanying notes are an integral part of these balance sheets.

              EXCELSIOR-HENDERSON MOTORCYCLE MANUFACTURING COMPANY
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                                                                            CUMULATIVE                                 CUMULATIVE
                                                                              FOR THE                                    FOR THE
                                                                            PERIOD FROM                                PERIOD FROM
                                                                             INCEPTION        THREE MONTHS ENDED        INCEPTION
                                                                           (DECEMBER 22,                              (DECEMBER 22,
                                         YEAR ENDED DECEMBER 31              1993) TO              MARCH 31             1993) TO
                                ----------------------------------------   DECEMBER 31,    ------------------------     MARCH 31,
                                   1994          1995           1996           1996           1996         1997           1997
                                ----------   ------------   ------------   -------------   ----------   -----------   -------------
                                                                                                 (UNAUDITED)           (UNAUDITED)
PREOPERATING EXPENSES:
  Research and development....  $  110,082   $    702,345   $  1,271,276    $ 2,083,703    $  252,157   $   477,108    $ 2,560,811
  Marketing...................      32,133        106,974        694,239        833,346        95,426       283,376      1,116,722
  General and
    administrative............     241,630        460,793        716,154      1,419,752       155,322       318,070      1,737,822
                                ----------   ------------   ------------   -------------   ----------   -----------   -------------
      Total preoperating
        expenses..............     383,845      1,270,112      2,681,669      4,336,801       502,905     1,078,554      5,415,355
INTEREST INCOME...............          --         43,522        174,226        217,748        18,335        90,482        308,230
INTEREST EXPENSE..............      (5,346)        (7,301)        (4,088)       (16,735)         (561)       (1,688)       (18,423)
                                ----------   ------------   ------------   -------------   ----------   -----------   -------------
      Net loss................  $ (389,191)  $ (1,233,891)  $ (2,511,531)   $(4,135,788)   $ (485,131)  $  (989,760)   $(5,125,548)
                                ----------   ------------   ------------   -------------   ----------   -----------   -------------
                                ----------   ------------   ------------   -------------   ----------   -----------   -------------
Net loss per common and common
  equivalent share (pro forma)
  (Note 2)....................  $     (.07)  $       (.18)  $       (.31)   $      (.65)   $     (.06)  $      (.11)   $      (.77)
                                ----------   ------------   ------------   -------------   ----------   -----------   -------------
                                ----------   ------------   ------------   -------------   ----------   -----------   -------------
Weighted average common and
  common equivalent shares
  outstanding (pro forma)
  (Note 2)....................   5,329,678      6,774,031      8,174,856      6,409,967     7,643,006     9,203,700      6,698,055
                                ----------   ------------   ------------   -------------   ----------   -----------   -------------
                                ----------   ------------   ------------   -------------   ----------   -----------   -------------

   The accompanying notes are an integral part of these financial statements.

              EXCELSIOR-HENDERSON MOTORCYCLE MANUFACTURING COMPANY
                         (A DEVELOPMENT STAGE COMPANY)

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                     SERIES A CONVERTIBLE                                          DEFICIT
                                                                                                 ACCUMULATED
                                       PREFERRED STOCK         COMMON STOCK        ADDITIONAL     DURING THE
                                     --------------------  --------------------     PAID-IN      DEVELOPMENT
                                       SHARES     AMOUNT    SHARES     AMOUNT       CAPITAL         STAGE          TOTAL
                                     ----------  --------  ---------  ---------   ------------   ------------   ------------
BALANCE AT INCEPTION, December 22,
  1993.............................          --  $     --         --  $      --   $         --   $        --    $         --
  Issuance of common stock, $0.01
    per share......................          --        --  3,366,667     33,667         16,833            --          50,500
  Excess of par value over issuance
    price..........................          --        --         --    (28,617)       (16,833)           --         (45,450)
  Net loss.........................          --        --         --         --             --        (1,175)         (1,175)
                                     ----------  --------  ---------  ---------   ------------   ------------   ------------
BALANCE, December 31, 1993.........          --        --  3,366,667      5,050             --        (1,175)          3,875
  Proceeds from sales of common
    stock, $0.75 per share, net of
    offering costs of $23,059......          --        --     86,667     29,483         12,458            --          41,941
  Proceeds from sales of common
    stock, $0.90 per share, net of
    offering costs of $14,919......          --        --    594,433      5,944        514,127            --         520,071
  Issuance of common stock in
    settlement of construction
    payable, $0.90 per share.......          --        --      5,567         56          4,954            --           5,010
  Issuance of common stock from
    conversion of promissory note
    to investor, $0.60 per share,
    net of conversion costs of
    $2,583.........................          --        --    125,000      1,250         71,167            --          72,417
  Net loss.........................          --        --         --         --             --      (389,191)       (389,191)
                                     ----------  --------  ---------  ---------   ------------   ------------   ------------
BALANCE, December 31, 1994.........          --        --  4,178,334     41,783        602,706      (390,366)        254,123
  Proceeds from sales of common
    stock, $1.88 per share, net of
    offering costs of $363,874.....          --        --  1,605,231     16,053      2,630,073            --       2,646,126
  Issuance of common stock for
    research and development
    services, $1.88 per share......          --        --     33,333        333         62,167            --          62,500
  Net loss.........................          --        --         --         --             --    (1,233,891)     (1,233,891)
                                     ----------  --------  ---------  ---------   ------------   ------------   ------------
BALANCE, December 31, 1995.........          --        --  5,816,898     58,169      3,294,946    (1,624,257)      1,728,858
  Proceeds from sales of Series A
    Convertible Preferred Stock,
    $3.75 per share, net of
    offering costs of $1,186,000...   3,066,527    30,665         --         --     10,283,335            --      10,314,000
  Issuance of common stock for
    marketing services, $1.88 per
    share..........................          --        --     33,333        333         62,167            --          62,500
  Proceeds from exercise of stock
    options, $1.88 per share.......          --        --     20,000        200         37,300            --          37,500
  Net loss.........................          --        --         --         --             --    (2,511,531)     (2,511,531)
                                     ----------  --------  ---------  ---------   ------------   ------------   ------------
BALANCE, December 31, 1996.........   3,066,527    30,665  5,870,231     58,702     13,677,748    (4,135,788)      9,631,327
  Proceeds from exercise of stock
    options, $1.88 per share
    (unaudited)....................          --        --      8,000         80         14,920            --          15,000
  Net loss (unaudited).............          --        --         --         --             --      (989,760)       (989,760)
                                     ----------  --------  ---------  ---------   ------------   ------------   ------------
BALANCE, March 31, 1997
  (unaudited)......................   3,066,527    30,665  5,878,231     58,782     13,692,668    (5,125,548)      8,656,567
  Effects of conversion of Series A
    Convertible Preferred Stock to
    common stock
    (Note 8) (unaudited)...........  (3,066,527)  (30,665) 3,066,527     30,665             --            --              --
                                     ----------  --------  ---------  ---------   ------------   ------------   ------------
BALANCE, pro forma, March 31, 1997
  (unaudited)......................          --  $     --  8,944,758  $  89,447   $ 13,692,668   $(5,125,548)   $  8,656,567
                                     ----------  --------  ---------  ---------   ------------   ------------   ------------
                                     ----------  --------  ---------  ---------   ------------   ------------   ------------

   The accompanying notes are an integral part of these financial statements.

              EXCELSIOR-HENDERSON MOTORCYCLE MANUFACTURING COMPANY
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                                                           CUMULATIVE                              CUMULATIVE
                                                                             FOR THE                                 FOR THE
                                                                           PERIOD FROM                             PERIOD FROM
                                                                            INCEPTION                               INCEPTION
                                                                          (DECEMBER 22,     THREE MONTHS ENDED    (DECEMBER 22,
                                           YEAR ENDED DECEMBER 31           1993) TO             MARCH 31           1993) TO
                                     -----------------------------------  DECEMBER 31,    ----------------------    MARCH 31,
                                       1994        1995         1996          1996          1996        1997          1997
                                     ---------  -----------  -----------  -------------   ---------  -----------  -------------
                                                                                               (UNAUDITED)         (UNAUDITED)
OPERATING ACTIVITIES:
  Net loss.........................  $(389,191) $(1,233,891) $(2,511,531)  $(4,135,788)   $(485,131) $  (989,760)  $(5,125,548)
  Adjustments to reconcile net loss
    to net cash used in operating
    activities-
      Depreciation.................      5,194       21,561       49,495        76,250        6,750       17,046        93,296
      Change in current assets and
        liabilities:
        Other current assets.......     (4,375)         780       (5,524)       (9,119)      (5,853)     (78,046)      (87,165)
        Accounts payable...........     72,548       39,611        5,902       123,236      (10,516)      17,238       140,474
        Accrued liabilities........     17,065       (5,020)     186,706       198,751       (2,045)     (37,875)      160,876
                                     ---------  -----------  -----------  -------------   ---------  -----------  -------------
          Net cash used in
            operating activities...   (298,759)  (1,176,959)  (2,274,952)   (3,746,670)    (496,795)  (1,071,397)   (4,818,067)
                                     ---------  -----------  -----------  -------------   ---------  -----------  -------------
INVESTING ACTIVITIES:
  Purchases of short-term
    investments, net...............         --     (912,630)  (3,132,362)   (4,044,992)     (12,000)          --    (4,044,992)
  Property and equipment
    additions......................    (29,788)     (77,917)    (192,617)     (300,322)     (39,691)     (41,576)     (341,898)
  Payments made for intellectual
    property.......................    (29,151)     (55,490)     (46,743)     (135,384)      (8,035)     (21,225)     (156,609)
  Change in other assets...........     (3,343)          --     (224,879)     (228,222)          --      (85,534)     (313,756)
                                     ---------  -----------  -----------  -------------   ---------  -----------  -------------
        Net cash used in investing
          activities...............    (62,282)  (1,046,037)  (3,596,601)   (4,708,920)     (59,726)    (148,335)   (4,857,255)
                                     ---------  -----------  -----------  -------------   ---------  -----------  -------------
FINANCING ACTIVITIES:
  Proceeds from notes payable......    100,015       30,055       75,025       205,095           --           --       205,095
  Repayment of notes payable.......         --      (30,719)     (29,290)      (60,009)      (2,331)      (3,084)      (63,093)
  Proceeds from issuance of Series
    A Convertible Preferred Stock,
    net of offering expenses.......         --           --   10,314,000    10,314,000           --           --    10,314,000
  Proceeds from issuance of common
    stock, net of offering
    expenses.......................    564,479    2,708,626      100,000     3,373,105       62,500       15,000     3,388,105
                                     ---------  -----------  -----------  -------------   ---------  -----------  -------------
        Net cash provided by
          financing activities.....    664,494    2,707,962   10,459,735    13,832,191       60,169       11,916    13,844,107
                                     ---------  -----------  -----------  -------------   ---------  -----------  -------------
        Net increase (decrease) in
          cash and cash
          equivalents..............    303,453      484,966    4,588,182     5,376,601     (496,352)  (1,207,816)    4,168,785
CASH AND CASH EQUIVALENTS:
  Beginning of period..............         --      303,453      788,419            --      788,419    5,376,601            --
                                     ---------  -----------  -----------  -------------   ---------  -----------  -------------
  End of period....................  $ 303,453  $   788,419  $ 5,376,601   $ 5,376,601    $ 292,067  $ 4,168,785   $ 4,168,785
                                     ---------  -----------  -----------  -------------   ---------  -----------  -------------
                                     ---------  -----------  -----------  -------------   ---------  -----------  -------------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid....................  $   4,656  $     7,301  $     4,088   $    16,045    $     561  $     1,687   $    17,732
  Noncash transactions:
    Conversion of note payable into
      common stock.................     75,000           --           --        75,000           --           --        75,000
    Issuance of common stock for
      services.....................         --       62,500       62,500       125,000       62,500           --       125,000
    Issuance of common stock in
      settlement of construction
      payable......................      5,010           --           --         5,010           --           --         5,010

   The accompanying notes are an integral part of these financial statements.

              EXCELSIOR-HENDERSON MOTORCYCLE MANUFACTURING COMPANY
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

1. NATURE OF BUSINESS:

    Excelsior-Henderson Motorcycle Manufacturing Company (the Company) is a development stage company incorporated on December 22, 1993 in the state of Minnesota, formerly known as Hanlon Manufacturing Company, for the purpose of developing, manufacturing, selling and distributing motorcycles.

    The Company is subject to all of the risks inherent in the establishment of a new business enterprise, including the absence of any material operating history. The Company has sustained operating losses since inception and currently requires substantial working capital for motorcycle development, acquisition of manufacturing facilities, development of a dealer network and consumer awareness. Even if the Company is successful in completing the above activities, significant revenues might not be realized. The aforementioned factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue motorcycle development and operate as a going concern is contingent upon obtaining additional financing that might not be available to it. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    CASH EQUIVALENTS

    Cash equivalents consist of money market instruments and certificates of deposit with original maturities of three months or less. Cash equivalents are recorded at cost, which approximates fair value.

    SHORT-TERM INVESTMENTS

    The Company's short-term investments, U.S. government securities, are considered to be available-for-sale and are carried at cost, which approximates fair value.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives of three to five years. Additions and improvements are capitalized, while maintenance and repairs which do not improve or extend the useful lives of the respective assets are charged to operations as incurred.

    INTELLECTUAL PROPERTY

    Intellectual property represents amounts incurred to prepare and file for United States and international trademark applications. These amounts are presented at cost in the accompanying balance sheets and will be amortized over 5 to 17 years, beginning at the earlier of commencement of operations or receipt of trademark protection.

              EXCELSIOR-HENDERSON MOTORCYCLE MANUFACTURING COMPANY
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    OTHER ASSETS

    Other assets consist primarily of deferred costs associated with the construction of the Company's manufacturing and administrative facility (see
Note 6). These amounts are presented at cost in the accompanying balance sheets, will be capitalized as part of property and equipment, and will be depreciated over the life of the facility.

    RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are charged to expense as incurred.

    INCOME TAXES

    The Company follows the liability method of accounting for income taxes. Deferred taxes are based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws.

    NET LOSS PER COMMON AND COMMON EQUIVALENT SHARE (PRO FORMA)

    Net loss per common and common equivalent share (pro forma) was computed by dividing net loss by the weighted average number of shares outstanding of common and common stock equivalents (pro forma). As discussed in Note 8, the Series A Convertible Preferred Stock is reflected pro forma from the date of issuance. Common and common equivalent shares issued during the 12-month period prior to the initial filing date of the proposed initial public offering have been included in the calculation as if they were outstanding for all periods presented using the treasury stock method.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Ultimate results could differ from those estimates.

    INTERIM FINANCIAL INFORMATION (UNAUDITED)

    The accompanying balance sheet as of March 31, 1997; the statements of operations and cash flows for the three months ended March 31, 1996 and 1997, and cumulative for the period from inception (December 22, 1993) to March 31, 1997; and the statement of stockholders' equity for the three months ended March 31, 1997 are unaudited. However, in the opinion of management, these statements include all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of results for these interim periods. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of results to be expected for the entire year, or for any other interim period.

              EXCELSIOR-HENDERSON MOTORCYCLE MANUFACTURING COMPANY
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

3. NOTE PAYABLE:

    Note payable as of March 31, 1997 consists of a promissory note due to a bank with interest at 9.9%. The note requires combined monthly payments of principal and interest of $1,590, is collateralized by certain assets of the Company and is due on demand no later than July 2, 2001.

4. STOCKHOLDERS' EQUITY:

    AUTHORIZED SHARES

    The Company's Articles of Incorporation, as amended, authorize the aggregate issuance of 23,333,332 shares of stock. The shares are classified into two classes consisting of 6,666,666 shares of Preferred Stock, $.01 par value, of which 3,342,666 shares have been designated as Series A Convertible Preferred Stock and 3,324,000 shares undesignated as to class, and 16,666,666 shares of $.01 par value common stock.

    REVERSE STOCK SPLIT

    On May 15, 1997, the Company's board of directors approved a 2-for-3 reverse stock split of the Company's outstanding stock. All share and per share data have been restated for all periods presented to reflect the reverse stock split.

    SERIES A CONVERTIBLE PREFERRED STOCK

    During 1996, the Company completed a restricted offering to the public of 3,066,527 shares of Series A Convertible Preferred Stock, par value $.01 per share, at an offering price of $3.75 per share. The Company received net proceeds of approximately $10,314,000 from the restricted offering, with the proceeds to be used for further industrial design, engineering and testing of the Company's Super X motorcycle; manufacturing site analysis and development; motorcycle production line design, product development and tooling costs; marketing; general operating expenses; and working capital.

    The Series A Convertible Preferred Stock has certain preferential liquidation, conversion and dividend rights as follows:

    a. In the event of liquidation of the Company, the holders of the Series A Convertible Preferred Stock are entitled to receive $3.75 per share unless a greater amount would be distributed or paid with respect to each common share assuming the conversion of all outstanding Series A Convertible Preferred Stock.

    b. Each Series A Convertible Preferred Stock is convertible, at the option of the holder, at any time into one share of common stock, subject to adjustment, with automatic conversion upon the closing of a registered public offering meeting certain minimum parameters.

    c. Holders of Series A Convertible Preferred Stock are entitled to receive dividends if, as and when declared by the board of directors.

    STOCK-BASED COMPENSATION

    In 1995, the Company implemented a stock option plan (the Plan). Under the terms of the Plan, the Company is authorized to issue incentive stock options to employees, directors, advisors and officers. The

              EXCELSIOR-HENDERSON MOTORCYCLE MANUFACTURING COMPANY
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

4. STOCKHOLDERS' EQUITY: (CONTINUED)

incentive options allow the holder to purchase shares of the Company's common stock at fair market value (as determined by the board of directors) on the date of the grant. For options granted to holders of more than 10% of the outstanding common stock, the option price at the date of the grant must be at least equal to 110% of the fair market value of the stock. 666,667 shares have been reserved for issuance under the Plan. The stock options expire between a range of four and ten years from the date of grant and vest at various rates over five years.


    Nonqualified stock options have also been granted to outside service providers under the Plan and as stand-alone agreements. The stock options have been granted at fair market value as determined by the board of directors at the date of the grant. The stock options expire between a range of four and ten years from the date of grant and vest at various rates over two years.

    Information regarding stock options is as follows:

                                                      DECEMBER 31
                                     ----------------------------------------------
                                              1995                    1996               MARCH 31, 1997
                                     ----------------------  ----------------------  ----------------------
                                                 WEIGHTED                WEIGHTED                WEIGHTED
                                                  AVERAGE                 AVERAGE                 AVERAGE
                                                 EXERCISE                EXERCISE                EXERCISE
OPTIONS                               SHARES       PRICE      SHARES       PRICE      SHARES       PRICE
-----------------------------------  ---------  -----------  ---------  -----------  ---------  -----------
Outstanding, beginning of period...         --   $      --      17,667   $    1.49     410,934   $    1.86
  Granted..........................     17,667        1.49     413,267        1.88     142,000        3.75
  Exercised........................         --          --     (20,000)       1.88      (8,000)       1.88
  Canceled.........................         --          --          --          --     (66,667)       1.88
                                     ---------       -----   ---------       -----   ---------       -----
Outstanding, end of period.........     17,667   $    1.49     410,934   $    1.86     478,267   $    2.42
                                     ---------       -----   ---------       -----   ---------       -----
                                     ---------       -----   ---------       -----   ---------       -----
Exercisable, end of period.........         --   $      --     148,267   $    1.83     156,933   $    1.83
                                     ---------       -----   ---------       -----   ---------       -----
                                     ---------       -----   ---------       -----   ---------       -----
Weighted average fair value of
  options granted..................  $     .66               $    1.08               $    2.37
                                     ---------               ---------               ---------
                                     ---------               ---------               ---------

    Options outstanding at March 31, 1997 have an exercise price per share ranging between $0.90 and $3.75, have a weighted average exercise price of $2.42 and a weighted average remaining contractual life of 8.25 years.

    The Company accounts for the options under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the options been determined consistent with Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based

              EXCELSIOR-HENDERSON MOTORCYCLE MANUFACTURING COMPANY
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

4. STOCKHOLDERS' EQUITY: (CONTINUED)
Compensation," the Company's net loss and net loss per common share would have been the following pro forma amounts:

                                                                        CUMULATIVE                  CUMULATIVE
                                                                          FOR THE                     FOR THE
                                                                          PERIOD                      PERIOD
                                                                           FROM                        FROM
                                                                         INCEPTION       THREE       INCEPTION
                                                                       (DECEMBER 22,    MONTHS     (DECEMBER 22,
                                                          YEAR ENDED     1993) TO        ENDED       1993) TO
                                                         DECEMBER 31,  DECEMBER 31,    MARCH 31,     MARCH 31,
                                                             1996          1996          1996          1997
                                                         ------------  -------------  -----------  -------------
Net loss:
  As reported..........................................   $2,511,531    $ 4,135,788    $ 485,131    $ 5,125,548
  Pro forma............................................    2,696,083      4,326,441      558,212      5,350,077

Net loss per common share:
  As reported..........................................         $.31           $.65         $.06           $.77
  Pro forma............................................         $.33           $.67         $.07           $.80

    Pro forma net loss and pro forma net loss per common share for the year ended December 31, 1995 and for the three months ended March 31, 1997 would have been substantially unchanged from reported amounts.

    The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1995, 1996 and 1997, respectively: risk-free interest rates of 5.78%, 5.95% and 6.15%; expected lives of 5, 7 and 9 years; and expected volatility of 40% for all three years.

    WARRANTS

    In connection with its 1995 sale of common stock, the Company issued warrants to purchase 209,540 shares of common stock at a price of $1.88 per share exercisable through August 2, 2000.

    In connection with its 1996 sale of Series A Convertible Preferred Stock, the Company issued warrants to purchase 262,667 shares of Series A Convertible Preferred Stock at $4.50 per share, exercisable through September 2001.

5. INCOME TAXES:

    As of December 31, 1996, the Company had net operating loss carryforwards of approximately $3,228,000 for federal income tax purposes that are available to offset future taxable income through the year 2011. A valuation allowance equal to the full amount of the related deferred tax asset has been established due to the uncertainty of realization of the deferred tax asset. Certain restrictions, caused by the change in ownership resulting from sales of the Company's stock, may limit annual utilization of these net operating loss carryforwards.

              EXCELSIOR-HENDERSON MOTORCYCLE MANUFACTURING COMPANY
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

6. COMMITMENTS AND CONTINGENCIES:

    MANUFACTURING AND ADMINISTRATIVE FACILITY

    On April 21, 1997, the Company signed a construction agreement and a lease agreement with a real estate development company to commence construction of a manufacturing and administrative facility with an estimated cost of $10,500,000, exclusive of equipment costs. The project is being financed with $2,300,000 of tax increment financing bonds to be issued by the City of Belle Plaine, Minnesota and $5,750,000 (including a $750,000 deposit) of mortgage-backed debt arranged by the developer, with the balance of approximately $3,200,000 provided by the Company. To finance repayment of the tax increment financing bonds, the Company has guaranteed the underlying real estate tax payments on the property. The Company anticipates recording the transaction as a capital lease upon completion and acceptance of the facility.

    The lease for the facility has an initial term of 20 years with two additional 10-year renewal options. Rent for the first 20 years will be equal to the debt service on the $5,750,000 mortgaged-backed debt, using a 20-year amortization, plus a 10% premium (escalating during the lease term to roughly offset inflation). Rent for the 10-year renewal options is based on the greater of fair market value at the date of renewal or formula rent, as defined in the lease agreement. The lease contains an option to purchase the facility at the five-year anniversary for $6,250,000, less any principal reduction in the $5,000,000 debt and application of the $750,000 deposit.

    OPERATING LEASES

    The Company leases office space and certain office equipment under noncancelable operating leases. Future minimum payments under these leases as of March 31, 1997 for 1997 are $80,000. Under the terms of these leases, the Company is also responsible for certain operating expenses. Total lease expense was $12,000, $19,000, $33,000, $64,000, $5,000, $25,000 and $89,000 for the
years ended December 31, 1994, 1995 and 1996, cumulative for the period from inception to December 31, 1996, for the three months ended March 31, 1996 and 1997, and cumulative for the period from inception to March 31, 1997, respectively.

    LIFE INSURANCE

    The Company is the owner and beneficiary of four $1,000,000 term life insurance policies, covering the lives of its founders.

7. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT:

    In March 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share," which changes the way companies calculate their earnings per share (EPS). SFAS No. 128 replaces primary EPS with basic EPS and fully diluted EPS with diluted EPS. Basic EPS is computed by dividing reported loss by the weighted average shares outstanding, excluding potentially dilutive securities while diluted EPS includes the dilutive securities. The Company is required to adopt SFAS No. 128 in fiscal 1998,

              EXCELSIOR-HENDERSON MOTORCYCLE MANUFACTURING COMPANY
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

              (INCLUDING DATA APPLICABLE TO THE UNAUDITED PERIODS)

7. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT: (CONTINUED) at which time, all prior period EPS data is to be restated. If the Company had adopted SFAS No. 128, the effect on reported loss per share data would have been as follows:

                                                                       CUMULATIVE FOR     THREE MONTHS ENDED    CUMULATIVE FOR
                                                                       THE PERIOD FROM                          THE PERIOD FROM
                                               YEAR ENDED                 INCEPTION                                INCEPTION
                                               DECEMBER 31              (DECEMBER 22,          MARCH 31          (DECEMBER 22,
                                     -------------------------------      1993) TO       --------------------      1993) TO
                                       1994       1995       1996     DECEMBER 31, 1996    1996       1997      MARCH 31, 1997
                                     ---------  ---------  ---------  -----------------  ---------  ---------  -----------------
Primary EPS, as reported...........  $     .07  $     .18  $     .31      $     .65      $     .06  $     .11      $     .77
Effect of SFAS No. 128.............        .04        .07        .12            .22            .02        .06            .28
                                           ---        ---        ---            ---            ---        ---            ---
Basic EPS, as restated.............  $     .11  $     .25  $     .43      $     .87      $     .08  $     .17      $    1.05
                                           ---        ---        ---            ---            ---        ---            ---
                                           ---        ---        ---            ---            ---        ---            ---

    Diluted EPS under SFAS No. 128 would have been equal to primary EPS as reported.

8. EVENTS SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS:

    PRO FORMA BALANCE SHEET AND STATEMENT OF STOCKHOLDERS' EQUITY AS OF MARCH
     31, 1997 (UNAUDITED)

    As discussed in Note 4, the Series A Convertible Preferred Stock will be automatically converted into shares of common stock concurrent with the closing of the Company's initial public offering. The Company's unaudited pro forma balance sheet and statement of stockholders' equity as of and for the three months ended March 31, 1997 give effect to the conversion.

    INITIAL PUBLIC OFFERING

    The Company intends to offer 4,000,000 shares of its common stock (excluding the underwriters' overallotment option to purchase an additional 600,000 shares of common stock) to the public. The net proceeds from the offering will be used primarily to complete and equip the facility; design and develop a motorcycle production line; acquire tooling, components and supplies; finalize engineering and design of the Super X; and fund marketing costs, general operating expenses and working capital.

                         **[First Page Gatefold-Back]**

Top Caption: REMAKING AN AMERICAN LEGEND.

1.  Photograph of motorcycle racer on Excelsior Supply Motorcycle
    Caption: The Excelsior-Henderson name is revered in motorcycle history. In 1912, the Excelsior X-twin was the first motorcycle to break the 100 mph barrier. The following year, the Henderson Four became the first to circle the globe.

2. Top inset photograph of lineup of motorcycle racers on Excelsior Supply motorcycles.


3.  Bottom inset photograph of board track racers.
    These pictures show motorcycles made earlier in this century by Excelsior Supply Company, which ceased business in 1931. Excelsior-Henderson Motorcycle Manufacturing Company is a new company incorporated in 1993 and is not related to the former Excelsior Supply, except that Excelsior Henderson believes it has secured certain trademarks previously used by the former Excelsior Supply.

                        **[Second Page Gatefold-Back]**

Top Caption: WITH A RICH HERITAGE IN THE REAR-VIEW MIRROR.

1.  Photograph of hill climber on an Excelsior Supply Motorcycle
    Caption: The original Excelsior-Henderson motorcycles were renowned for their styling, quality and performance. The classic styling of the new Super X is based on the 1931 model shown at right.


2.  Inset photograph of 1931 Excelsior Supply Super X.
    These pictures show motorcycles made earlier in this century by Excelsior Supply Company, which ceased business in 1931. Excelsior-Henderson Motorcycle Manufacturing Company is a new company incorporated in 1993 and is not related to the former Excelsior Supply, except that Excelsior Henderson believes it has secured certain trademarks previously used by the former Excelsior Supply.

                  **[Third Page Gatefold-Outside Back Cover]**

Top Caption: The Road Is Wide Open

1. Photograph of David and Jennie Hanlon and Daniel Hanlon riding prototype Super X motorcycles along the beach, with the Company's logo inset.
    CAPTION: EXCELSIOR-HENDERSON, RELATED LOGO DESIGNS, SUPER-X AND "X" ARE TRADEMARKS OF EXCELSIOR-HENDERSON MOTORCYCLE MANUFACTURING COMPANY.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Expenses in connection with the issuance and distribution of the shares of Common Stock being registered hereunder other than underwriting commissions and expenses, are estimated below.

SEC registration fee..............................................  $  11,152
NASD filing fee...................................................      4,180
Nasdaq Stock Market listing fee...................................     51,362
Legal fees and expenses...........................................    100,000
Accounting fees and expenses......................................     70,000
Blue Sky fees and expenses........................................      6,000
Printing expenses.................................................     60,000
Transfer agent fees and expenses..................................     15,000
Miscellaneous expenses............................................      3,806
                                                                    ---------
Total.............................................................  $ 321,500
                                                                    ---------
                                                                    ---------

    Except for the SEC, NASD and Nasdaq fees, all of the foregoing expenses have been estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Under Section 4.01 of the Company's By-Laws, the Company indemnifies its directors and officers and advances litigation expenses to the fullest extent required or permitted by Minnesota Statutes Section 302A.521. Section 302A.521 requires the Company to indemnify a person made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, if, with respect to the acts or omissions of the person complained of in the proceeding, such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member, employee or agent, reasonably believed that the conduct was in the best interests of the Company, or in the case of performance by a director, officer, employee or agent of the Company as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3, requires payment by the Company upon written request, of reasonable expenses in advance of final disposition in certain instances.

    The Articles of Incorporation of the Company eliminate the personal liability of a director to the Registrant or its shareholders for monetary damages for breach of fiduciary duty as a director, except under certain circumstances involving any breach of the director's duty of loyalty to the Company or its shareholders, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for any unlawful acts under Sections 302A.559 or 80A.23 of Minnesota Statutes, or for any transaction from which a director derives an improper personal benefit.

    Under the terms of the Underwriting Agreement to be filed as Exhibit 1, the Agent will have agreed to indemnify, under certain conditions, the Company, its directors, and persons who control the Company within the meaning of the Securities Act of 1933, as amended.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    During the past three years, the Company has sold the following securities pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act"). All such sales were made in reliance upon the exemptions from registration provided under Sections 3(b) and 4(2) of the Securities Act and related state securities laws. Unless otherwise stated, all shares were issued directly by the Company, no underwriters were involved, and no discount, commission or other transaction related remuneration was paid.

    1. From March 28, 1994 to July 18, 1994, the Company issued approximately 86,666 shares of Common Stock at a price of $.75 per share and an aggregate price of $65,000 to persons unaffiliated with the Company.

    2. From September 15, 1994 to December 14, 1994, the Company issued approximately 600,000 shares of Common Stock at a price of $.90 per share and an aggregate price of $540,000 to persons unaffiliated with the Company.

    3. On December 14, 1994, the Company issued 125,000 shares of Common Stock in exchange for the forgiveness of a loan of $75,000 made to the Company by David R. Pomije, a director of the Company, who was at such time unaffiliated with the Company at a price of $.60 per share.Such share price had been negotiated as a part of such loan prior to the date of issuance.

    4. From January 30, 1995 to July 31, 1995, the Company issued approximately 1,605,333 shares of Common Stock to persons unaffiliated with the Company at a price of $1.88 per share and an aggregate purchase price of $3,010,000.The Company paid a 10% cash commission, 2% nonaccountable expense commission, and 1% management commission pursuant to that issuance to Capital Management Securities, Inc., who was the principal selling agent, and to certain other sub-agents.

    5. On August 3, 1995, the Company granted Warrants to purchase approximately 93,700 shares of Common Stock at an exercise price of $1.88 per share to two shareholders of the Company in connection with the offering described in 4 above.

    6. On August 3, 1995, the Company granted Warrants to purchase approximately 115,840 shares of Common Stock to Capital Management Securities, Inc., and certain other sub-agents at an exercise price of $1.88 per share in connection with the offering described in 4 above.

    7. On September 30, 1995, the Company granted options to purchase an aggregate of approximately 10,666 shares of Common Stock at an exercise price of $1.88 per share to Gerald C. Doran and Robert C. Dye, in connection with advisory services provided to the Company.

    8. On December 15, 1995, the Company issued, in exchange for services valued at $62,500, 33,333 shares of Common Stock at a price of $1.88 per share to KIT Corporation, an independent contractor of the Company at such time.

    9. On January 1, 1996, the Company granted options to purchase an aggregate of 39,996 shares of Common Stock at an exercise price of $1.88 per share to John
B. Donahue, currently a director of the Company, Wayne M. Fortun, currently a director of the Company, Carl Haas, Gale R. Mellum and James L. Morrell, who, at such time, were members of the Company's Board of Advisors.

    10. On January 1, 1996, the Company granted options to purchase an aggregate of 133,332 shares of Common Stock at an exercise price of $1.88 per share to John LaVoie and Alan Benz, two former executive officers of the Company.

    11. On January 2, 1996, the Company issued, in exchange for services valued at $62,500, 33,333 shares of Common Stock at a price of $1.88 per share to Case Foley Sackett Inc. an independent contractor of the Company.

    12. On January 19, 1996, the Company granted an option to purchase 12,133 shares of Common Stock at an exercise price of $1.88 per share to James L. Morrell, an advisor of the Company.

    13. On January 29, 1996, the Company granted options to purchase an aggregate of 65,666 shares of Common Stock at an exercise price of $1.88 per share to Ralph Burgess, Jr., Carl Haas and Theodore Nielsen, advisors of the Company at such time.

    14. On March 29, 1996, the Company granted an option to purchase 12,133 shares of Common Stock at an exercise price of $1.88 per share to James L. Morrell, an advisor of the Company.

    15. On March 31, 1996, the Company granted an option to purchase 66,666 shares of Common Stock at an exercise price of $1.88 per shares to Thomas M. Rootness, an executive officer of the Company.

    16. On May 15, 1996, the Company granted an option to purchase 66,666 shares of Common Stock at an exercise price of $1.88 per share to Allan C. Hurd, an executive officer of the Company.

    17. On June 13, 1996, the Company issued 20,000 shares of Common Stock to Thomas M. Rootness, an executive officer of the Company pursuant to the partial exercise of an option to purchase Common Stock held by Mr. Rootness at an exercise price of $1.88 per share for an aggregate purchase price of $37,500.

    18. On June 13, 1996, the Company granted options to purchase 16,666 shares of Common Stock at an exercise price of $1.88 per share to John LaVoie and Alan Benz, former two executive officers of the Company.

    19. From January 1, 1997 to March 17, 1997 the Company granted options to purchase approximately 52,000 shares of Common Stock at an exercise price of $3.75 per share to thirteen employees and two former employees of the Company.

    20. On January 1, 1997, the Company granted options to purchase an aggregate of 90,000 shares of Common Stock at an exercise price of $3.75 per share to Thomas M. Rootness and Allan C. Hurd, executive officers of the Company and to Alan Benz, a former executive officer of the Company.

    21. On March 10, 1997, the Company issued 8,000 shares of Common Stock to Gerald C. Doran, a former service provider of the Company pursuant to the exercise of a warrant to purchase Common Stock held by Mr. Doran at an exercise price of $1.88 per share for an aggregate purchase price of $15,000.

    22. On April 21, 1997, the Company granted options to purchase an aggregate of 6,666 shares of Common Stock at an exercise price of $4.50 per share to two employees of the Company.

    23. On May 1, 1997, the Company granted options to purchase an aggregate of 30,000 shares of Common Stock at an exercise price of $4.50 per share to John B. Donahue, Wayne M. Fortun and David R. Pomije, the three outside directors of the Company.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits


  EXHIBIT                                                   DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------------------

       1.1*  Form of Underwriting Agreement.

       3.1*  Restated Articles of Incorporation of Company, as Amended.

       3.2   Amended and Restated Certificate of Designation of Series A Convertible Preferred Stock.(1)

       3.3   By-Laws of the Company.(2)

       4.1*  Specimen of Common Stock Certificate.

       5.1   Opinion and Consent of Faegre & Benson LLP.

      10.1   Lease Agreement between Kraus-Anderson, Incorporated and the Company dated March 1, 1994.(3)

      10.2   First Amendment to Lease between Kraus-Anderson, Incorporated and the Company dated January 18, 1996.(3)

      10.3   Second Amendment to Lease between Kraus-Anderson, Incorporated and the Company dated December 6, 1996.(1)

      10.4   Contract for Private Development by and among City of Belle Plaine, Minnesota and Belle Plaine Economic
               Development Authority Belle Plaine, Minnesota and the Company dated as of December 31, 1996.(1)

      10.5   Assignment, Assumption and Amendment of Development Contract by and among the City of Belle Plaine,
               Minnesota, Belle Plaine Economic Authority, Belle Plaine, Minnesota, the Company, and Ryan Belle
               Plaine, LLC dated April 21, 1997.(4)

      10.6   Lease Agreement between Ryan Belle Plaine, LLC and the Company dated April 21, 1997.(4)

      10.7   Construction Agreement by and between Ryan Belle Plaine, LLC and the Company dated April 21, 1997.(4)

      10.8   Guaranty by Ryan Companies US, Inc. in favor of the Company dated April 21, 1997.(4)

      10.9   Amended and Restated 1995 Stock Option Plan.(4)

      10.10* Form of Authorized Dealership Agreement

      10.11* Form of Employee Agreement

      11.1   Statement Re: Computation of Pro Forma Per Share Loss.

      23.1   Consent of Faegre & Benson LLP (included in Exhibit No. 5.1 to the Registration Statement).

      23.2   Consent of Arthur Andersen LLP.

      24.1*  Powers of Attorney.

      27.1   Financial Data Schedule.


------------------------

 *  Previously filed.

(1) Incorporated by reference to the like numbered Exhibit to the Company's Annual Report on Form 10-KSB for the period ended December 31, 1996 (No. 333-05060C).

(2) Incorporated by reference to the like numbered Exhibit to the Company's Amendment No. 1 to Registration Statement on Form SB-2 filed with the Commission on July 23, 1996 (No. 333-05060C).

(3) Incorporated by reference to the like numbered Exhibit to the Company's Registration Statement on Form SB-2 filed with the Commission on June 17, 1996 (Registration No. 333-05060C).

(4) Incorporated by reference to the like numbered Exhibit to the Company's Quarterly Report on Form 10-QSB for the period ended March 31, 1997 (No. 333-05060C).

ITEM 17.  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing of Form S-1 and has authorized this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, in the City of Minneapolis, State of Minnesota, on July 9, 1997.


                                EXCELSIOR-HENDERSON MOTORCYCLE
                                MANUFACTURING COMPANY

                                                /s/ DANIEL L. HANLON
                                     -----------------------------------------
                                                  Daniel L. Hanlon
                                             CO-CHIEF EXECUTIVE OFFICER

                                                /s/ DAVID P. HANLON
                                     -----------------------------------------
                                                  David P. Hanlon
                                             CO-CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement was signed by the following persons in the capacities indicated on July 9, 1997.


          SIGNATURE                       TITLE
------------------------------  --------------------------

                                Co-Founder, Co-Chief
     /s/ DANIEL L. HANLON         Executive Officer, and
------------------------------    Co-Chairman of the Board
       Daniel L. Hanlon           (Principal Executive
                                  Officer)

     /s/ DAVID P. HANLON        Co-Founder, Co-Chief
------------------------------    Executive Officer, and
       David P. Hanlon            Co-Chairman of the Board

                                Senior Vice President of
                                  Finance and
    /s/ THOMAS M. ROOTNESS        Administration and Chief
------------------------------    Financial Officer
      Thomas M. Rootness          (Principal Financial and
                                  Accounting Officer)

       JOHN B. DONAHUE*         Director

       WAYNE M. FORTUN*         Director

       DAVID R. POMIJE*         Director

------------------------

* Daniel L. Hanlon, by signing his name hereto, does hereby sign this document on behalf of each of the above named Directors of the Registrant pursuant to powers of attorney duly executed by such persons.

                                                   /s/ DANIEL L. HANLON

                                          --------------------------------------
                                            Daniel L. Hanlon, ATTORNEY IN FACT

                               INDEX TO EXHIBITS


  EXHIBIT                                   DESCRIPTION                                              PAGE
-----------  -------------------------------------------------------------------------  ------------------------------
       5.1   Opinion and Consent of Faegre & Benson LLP...............................  Filed Electronically

      11.1   Statement Re: Computation of Pro Forma Per Share Loss....................  Filed Electronically

      23.1   Consent of Faegre & Benson LLP (included in Exhibit 5.1 to the
               Registration Statement)................................................  Filed Electronically

      23.2   Consent of Arthur Andersen LLP...........................................  Filed Electronically

      27.1   Financial Data Schedule..................................................  Filed Electronically